UNITED STATES
                   SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C. 20549

                               FORM 10-SB

               GENERAL FORM FOR REGISTRATION OF SECURITIES
                        OF SMALL BUSINESS ISSUERS
    Under Section 12(b) or (g) of the Securities Exchange Act of 1934


                       Texas E-Solutions, Inc.
             (Name of small business issuer in its charter)

            Nevada                                 76-0616474
(State or other jurisdiction of                 (I.R.S. Employer
incorporation or organization)                 Identification No.)


               7720 74th Drive, N.E., Marysville, WA       98270
               Address of principle executive offices) (Zip Code)

Issuer's telephone number    (360) 658-5566

Securities to be registered under Section 12(b) of the Act:

     Title of each class               Name of each exchange on which
     To be so registered               each class is to be registered





Securities to be registered under Section 12(g) of the Act:

_______________________________________________Common Stock
                            (Title of class)





               Potential persons who are to respond to
               the collection of information contained
               in this form are not required to respond unless the form displays a currently valid OMB control number.


                                  PART I

Item 1.             Description of business

General

  Texas E-Solutions, Inc. was incorporated under the laws of the State of Nevada on September 14, 1999, and is in its early developmental and promotional stages. To date, Texas E-Solutions, Inc.'s only activities have been organizational, directed at acquiring its principal asset, raising its initial capital and developing its business plan. Texas E-Solutions, Inc. has not commenced commercial operations. Texas E-Solutions, Inc. has no full time employees and owns no real estate. Texas E-Solutions, Inc.'s business plan is to determine the feasibility of selling Vitamineralherb.com products to specific markets. Should Texas E-Solutions, Inc. determine that the plan is feasible, it intends to market high-quality, low-cost vitamins, minerals, nutritional supplements, and other health and fitness products to medical professionals, alternative health professionals, martial arts studios and instructors, sports and fitness trainers, other health and fitness professionals, school and other fund raising programs and other similar types of customers via the Internet for sale to their clients.

Acquisition of the license

  On February 14, 2000, Texas E-Solutions, Inc. acquired a sub-license agreement with David R. Mortenson & Associates. The License Agreement grants an exclusive right to distribute Vitamineralherb.com products to health and fitness professionals in the state of East Texas via the Internet. Texas E-Solutions, Inc. acquired the license under the terms of a settlement agreement by and between Texas E-Solutions, Inc. and Mortenson & Associates, an affiliate of Vitamineralherb.com. Mortenson & Associates had granted Texas E-Solutions, Inc. a license to distribute and produce an oxygen enriched water product, called "Biocatalyst," for remediation of sewage and waste water in septic tanks and waste water treatment facilities. Mortenson & Associates acquired its right to sublicense Biocatalyst to Texas E-Solutions, Inc. from NW Technologies Inc. As a result of a legal dispute between Mortenson & Associates' principal and NW Technologies, Mortenson & Associates was unable to fulfill its obligations to Texas E-Solutions, Inc. under the license. Under the terms of the settlement agreement, Vitamineralherb.com, an affiliate of Mortenson & Associates, granted to Texas E-Solutions, Inc. the license to distribute Vitamineralherb.com products in part for its agreement not to pursue its claims against Mortenson & Associates.

The license

  Texas E-Solutions, Inc. has a three-year license to market and sell vitamins, minerals, nutritional supplements, and other health and fitness products to medical professionals, alternative health professionals, martial arts studios and instructors, sports and fitness trainers, other health and fitness professionals, school and other fund raising programs and other similar types of customers via the Internet for sale to their clients. Texas E-Solutions, Inc.'s territory is the state of East Texas. The license will be automatically renewed unless Texas E-Solutions, Inc.or Vitamineralherb.com gives the other notice of its intent not to renew.

  Vitamineralherb.com has agreed to provide certain business administrative services to Texas E-Solutions, Inc., including product development, store inventory, website creation and maintenance, establishment of banking liaisons, and development and maintenance of an order fulfillment system, thereby enabling Texas E-Solutions, Inc. to focus strictly on marketing and sales. Some services, such as development of the website and the order fulfillment system will be provided by Vitamineralherb.com, while others, such as product development and store inventory, will be provided by the product supplier. Vitamineralherb.com sets the price for products based on the manufacturer's price, plus a mark up which Vitamineralherb.com and Texas E-Solutions, Inc. share equally.

  Texas E-Solutions, Inc. and its customers will also be able to request quotes for and order custom-formulated and custom-labeled products via the website. Three different labeling options are available to customers:
First, products may be ordered with the manufacturer's standard label with no customization. Second, the fitness or health professional may customize the labels by adding its name, address, and phone number to the standard label. In most cases, these labels would be a standardized label with product information and a place on the label for the wording "Distributed by." This gives these health and fitness professionals a competitive edge. Third, labels may be completely customized for the health or fitness professional.

  When a fitness or health professional becomes a client, Texas E-Solutions, Inc.'s salesperson will show the client how to access the Vitamineralherb website. The client is assigned an identification number that identifies it by territory, salesperson, and business name, address, and other pertinent information. The health or fitness professional may then order the products it desires directly through the Vitamineralherb.com website. It is anticipated that the customer will pay for the purchase with a credit card, electronic check ("e-check"), or debit card. All products will be shipped by the manufacturer directly to the professional or its clients.

  The website is maintained by Vitamineralherb.com, and each licensee pays an annual website maintenance fee of $500. All financial transactions are handled by Vitamineralherb.com's Internet clearing bank. The Vitamineralherb webmaster downloads e-mail orders several times a day, checks with clearing bank for payment and then submits the product order and electronic payment to International Formulation and Manufacturing. Vitamineralherb.com then forwards the money due Texas E-Solutions, Inc. via electronic funds transfer, Vitamineralherb's software tracks all sales through the customer's identification number, and at month end, e-mails to Texas E-Solutions, Inc. and customer a detailed report including sales commissions. Vitamineralherb has indicated that it will use e-commerce advertising such as banner ads on major servers and websites, as well as trying to insure that all major search engines pick Vitamineralherb.com first. Sales originating from the website to customers located in East Texas will automatically be assigned to Texas E-Solutions, Inc.


Background on the manufacturer and distributor

  On June 9, 1999, Vitamineralherb.com entered into a manufacturing agreement with International Formulation and Manufacturing, Inc., a nutraceuticals manufacturing firm, located in San Diego, California, USA. International Formulation and Manufacturing is a contract manufacturer of vitamin, mineral, nutritional supplement, and alternative health products for various marketing organizations; International Formulation and Manufacturing does no retail marketing. In addition to a line of standard products, International Formulation and Manufacturing is able to manufacture custom blended products for customers. International Formulation and Manufacturing also has the capability to supply privately labeled products for Texas E-Solutions, Inc.'s customers at a minimal added cost.


Implementation of business plan:  Milestones

  Texas E-Solutions, Inc.'s business plan is to determine the feasibility of selling Vitamineralherb.com products to targeted markets. Should Texas E-Solutions, Inc. determine that its business plan is feasible, it intends to employ salespeople to call on medical professionals, alternative health professionals, alternative health professionals, martial arts studios and instructors, sports and fitness trainers, other health and fitness professionals, school and other fund raising programs and other similar types of customers to interest these professionals in selling to their clients high-quality, low-cost vitamins, minerals, nutritional supplements and other health and fitness products. These professionals would sell the products to their clients via the Internet. Texas E-Solutions, Inc. will achieve implementation of its business plan by meeting the following milestones:

     Milestone 1: Market Survey. In order to determine the feasibility of its business plan, Texas E-Solutions, Inc. must conduct research into the various potential target markets. The market analysis research will likely consist of a telephone survey to 100-200 potential clients, focusing on three or four of the core target markets, such as chiropractors, health clubs, and alternative medicine practitioners. The survey would likely contain questions which would determine the marketing approach and acceptability of specific products. The survey would take approximately four to six weeks. The cost of the survey is estimated to range from $10,000-$13,500, which would be paid for in part out of the proceeds of this offering.

     Milestone 2: Hire Salespeople. Should Texas E-Solutions, Inc. determine that the exploitation of the license is feasible, it will then have to engage salespeople to market the products. Texas E-Solutions, Inc. expects that it may hire two salespeople during its first year of operation. The hiring process would include running advertisements in the local newspaper and conducting interviews. It is anticipated that hiring the salespeople may take four to eight weeks. The cost of the salespeople, not including compensation, is estimated at $20,000.

     Milestone 3: Establish an Office. Texas E-Solutions, Inc. would then have to establish an office or offices for the sales force in the appropriate market or markets. This would include an office, equipment such as computers and telephones, and sample inventory for the salespeople. It is anticipated that it may take eight to twelve weeks to locate acceptable office space and select and purchase equipment. The expense of office rental, equipment and inventory samples is estimated to be $45,000 per year.

     Milestone 4: Development of Advertising Campaign. The next step would be to develop an advertising campaign, including establishing a list of prospects based on potential clients identified in the market survey, and designing and printing sales materials. It is anticipated that it would take approximately six to ten weeks to develop the advertising campaign, although, depending on the availability of resources, Texas E-Solutions, Inc. will attempt to develop its advertising campaign concurrently with establishing an office. The cost of developing the campaign is estimated at approximately $12,000 per year.

     Milestone 5. Implementation of Advertising Campaign/Sales Calls. Implementation of the advertising campaign would begin with mailing the sales materials to the identified list of prospects. Approximately two to four weeks thereafter, the salespeople would begin telephone follow ups and scheduling of sales calls. Although it will be necessary to make sales calls throughout the life of the company, it is estimated that the first round of sales calls will take approximately eight to twelve weeks to complete. The cost of salary and expenses for two salespeople is estimated at $120,000 per year.

     Milestone 6: Achieve Revenues. It is difficult to quantify how long it will take to convert a sales call into actual sales and revenues. Texas E-Solutions, Inc. will not begin receiving orders until its sales force is able to convince potential clients to begin offering such products to their customers, or to convert from an existing supplier. Texas E-Solutions, Inc. hopes that clients would begin placing orders within weeks of a sales call, but it may take several months before people begin to purchase products. Moreover, customers may not be willing to pay for products at the time they order, and may insist on buying on account, which would delay receipt of revenues another month or two.

  No commitments to provide additional funds have been made by management or shareholders. Accordingly, there can be no assurance that any additional funds will be available on terms acceptable to Texas E-Solutions, Inc. or at all.


Regulatory environment

  The manufacturing, processing, formulating, packaging, labeling and advertising of the products Texas E-Solutions, Inc. sells in Colorado are or may be subject to regulation by the Food & Drug Administration which administers the Federal Food, Drug, & Cosmetics Act along with relevant regulation thereto. Regulated products include herbal remedies, natural health remedies, functional foods and nutraceuticals.

  The manufacturing, processing, formulating, packaging, labeling and advertising of the products Texas E-Solutions, Inc. sells may also be subject to regulation by one or more U.S. federal agencies, including the Food and Drug Administration, the Federal Trade Commission, the United States Department of Agriculture and the Environmental Protection Agency. These activities also may be regulated by various agencies of the states, localities and foreign countries in which consumers reside.

  The Food and Drug Administration, in particular, regulates the formulation, manufacture, labeling and distribution of foods, including dietary supplements, cosmetics and over-the-counter homeopathic drugs. Under the Federal Food, Drug, and Cosmetic Act, the Food and Drug Administration may undertake enforcement actions against companies marketing unapproved drugs, or "adulterated" or "misbranded" products. The remedies available to the Food and Drug Administration include: criminal prosecution; an injunction to stop the sale of a company's products; seizure of products, adverse publicity; and "voluntary" recalls and labeling changes.

  Food and Drug Administration regulations require that certain informational labeling be presented in a prescribed manner on all foods, drugs, dietary supplements and cosmetics. Specifically, the Food, Drug, and Cosmetic Act requires that food, including dietary supplements, drugs and cosmetics, not be "misbranded." A product may be deemed an unapproved drug and "misbranded" if it bears improper claims or improper labeling. The Food and Drug Administration has indicated that promotional statements made about dietary supplements on a company's website may constitute "labeling" for purposes of compliance with the provisions of the Food, Drug, and Cosmetic Act. A manufacturer or distributor of dietary supplements must notify the Food and Drug Administration when it markets a product with labeling claims that the product has an effect on the structure or function of the body. Noncompliance with the Food, Drug, and Cosmetic Act, and recently enacted amendments to that Act discussed below, could result in enforcement action by the Food and Drug Administration.

  The Food, Drug, and cosmetic Act has been amended several times with respect to dietary supplements, most recently by the Nutrition Labeling and Education Act of 1990 and the Dietary Supplement Health and Education Act of 1994. The Dietary Supplement Health and Education Act created a new statutory framework governing the definition, regulation and labeling of dietary supplements. With respect to definition, the Dietary Supplement Health and Education Act created a new class of dietary supplements, consisting of vitamins, minerals, herbs, amino acids and other dietary substances for human use to supplement the diet, as well as concentrates, metabolites, extracts or combinations of such dietary ingredients. Generally, under the Dietary Supplement Health and Education Act, dietary ingredients that were on the market before October 15, 1994 may be sold without Food and Drug Administration pre-approval and without notifying the Food and Drug Administration. In contrast, a new dietary ingredient, i.e., one not on the market before October 15, 1994, requires proof that it has been used as an article of food without being chemically altered or evidence of a history of use or other evidence of safety establishing that it is reasonably expected to be safe. Retailers, in addition to dietary supplement manufacturers, are responsible for ensuring that the products they market for sale comply with these regulations. Noncompliance could result in enforcement action by the Food and Drug Administration, an injunction prohibiting the sale of products deemed to be non compliant, the seizure of such products and criminal prosecution.

  The Food and Drug Administration has indicated that claims or statements made on a company's website about dietary supplements may constitute "labeling" and thus be subject to regulation by the Food and Drug Administration. With respect to labeling, the Dietary Supplement Health and Education Act amends, for dietary supplements, the Nutrition Labeling and Education Act by providing that "statements of nutritional support," also referred to as "structure/function claims," may be used in dietary supplement labeling without Food and Drug Administration pre-approval, provided certain requirements are met. These statements may describe how particular dietary ingredients affect the structure or function of the body, or the mechanism of action by which a dietary ingredient may affect body structure or function, but may not state a drug claim, i.e., a claim that a dietary supplement will diagnose, mitigate, treat, cure or prevent a disease. A company making a "statement of nutritional support" must possess substantiating evidence for the statement, disclose on the label that the Food and Drug Administration has not reviewed the statement and that the product is not intended for use for a disease and notify the Food and Drug Administration of the statement within 30 days after its initial use. It is possible that the statements presented in connection with product descriptions on Texas E-Solutions, Inc. site may be determined by the Food and Drug Administration to be drug claims rather than acceptable statements of nutritional support. In addition, some of Texas E-Solutions, Inc.'s suppliers may incorporate objectionable statements directly in their product names or on their products' labels, or otherwise fail to comply with applicable manufacturing, labeling and registration requirements for over-the-counter or homeopathic drugs or dietary supplements. As a result, Vitamineralherb.com may have to remove objectionable statements or products from its site or modify these statements, or product names or labels, in order to comply with Food and Drug Administration regulations. Such changes could interfere with Texas E-Solutions, Inc.'s marketing or products and could cause us to incur significant additional expenses.

  In addition, the Dietary Supplement Health and Education Act allows the dissemination of "third party literature" in connection with the sale of dietary supplements to consumers at retail if the publication meets statutory requirements. Under the Dietary Supplement Health and Education Act, "third party literature" may be distributed if, among other things, it is not false or misleading, no particular manufacturer or brand of dietary supplement is promoted, a balanced view of available scientific information on the subject matter is presented and there is physical separation from dietary supplements in stores. The extent to which this provision may be used by online retailers is not yet clear, and Texas E-Solutions, Inc. cannot assure you that all pieces of "third party literature" that may be disseminated in connection with the products Texas E-Solutions, Inc. offers for sale will be determined to be lawful by the Food and Drug Administration. Any such failure could render the involved product an unapproved drug or a "misbranded" product, potentially subjecting us to enforcement action by the Food and Drug Administration, and could require the removal of the non-compliant literature from Vitarnineralherb.com's website or the modification of Texas E-Solutions, Inc.'s selling methods, interfering with Texas E-Solutions, Inc.'s continued marketing of that product and causing us to incur significant additional expenses. Given the fact that the Dietary Supplement Health and Education Act was enacted only five years ago, the Food and Drug Administration's regulatory policy and enforcement positions on certain aspects of the new law are still evolving. Moreover, ongoing and future litigation between dietary supplement companies and the Food and Drug Administration will likely further refine the legal interpretations of the Dietary Supplement Health and Education Act. As a result, the regulatory status of certain types of dietary supplement products, as well as the nature and extent of permissible claims will remain unclear for the foreseeable future. Two areas in particular that pose potential regulatory risk are the limits on claims implying some benefit or relationship with a disease or related condition and the application of the physical separation requirement for "third party literature" as applied to Internet sales.

  In addition to the regulatory scheme under the Food, Drug and Cosmetic Act, the advertising and promotion of dietary supplements, foods, over-the-counter drugs and cosmetics is subject to scrutiny by the Federal Trade Commission. The Federal Trade Commission Act prohibits "unfair or deceptive" advertising or marketing practices, and the Federal Trade Commission has pursued numerous food and dietary supplement manufacturers and retailers for deceptive advertising or failure to substantiate promotional claims, including, in many instances, claims made via the Internet. The Federal Trade Commission has the power to seek administrative or judicial relief prohibiting a wide variety of claims, to enjoin future advertising, to seek redress or restitution payments and to seek a consent order and seek monetary penalties for the violation of a consent order. In general, existing laws and regulations apply fully to transactions and other activity on the Internet. The Federal Trade Commission is in the process of reviewing its policies regarding the applicability of its rules and its consumer protection guides to the Internet and other electronic media. The Federal Trade Commission has already undertaken a new monitoring and enforcement initiative, "Operation Cure-All," targeting allegedly bogus health claims for products and treatments offered for sale on the Internet. Many states impose their own labeling or safety requirements that differ from or add to existing federal requirements.

  Texas E-Solutions, Inc. cannot predict the nature of any future state or Federal laws, regulations, interpretations or applications, nor can it determine what effect additional governmental regulations or administrative orders, when and if promulgated, would have on its business in the future. Although the regulation of dietary supplements is less restrictive than that of drugs and food additives, Texas E-Solutions, Inc cannot assure you that the current statutory scheme and regulations applicable to dietary supplements will remain less restrictive. Further, Texas E-Solutions, Inc. cannot assure you that, under existing laws and regulations, or if more stringent statutes are enacted, regulations are promulgated or enforcement policies are adopted, it is or will be in compliance with these existing or new statutes, regulations or enforcement policies without incurring material expenses or adjusting its business strategy. Any laws, regulations, enforcement policies, interpretations or applications applicable to Texas E-Solutions, Inc.'s business could require the reformulation of certain products to meet new standards, the recall or discontinuance of certain products not capable of reformulation, additional record keeping, expanded documentation of the properties of certain products, expanded or different labeling or scientific substantiation.

Regulation of the Internet.

  In general, existing laws and regulations apply to transactions and other activity on the Internet; however, the precise applicability of these laws and regulations to the Internet is sometimes uncertain. The vast majority of such laws were adopted prior to the advent of the Internet and, as a result, do not contemplate or address the unique issues of the Internet or electronic commerce. Nevertheless, numerous federal and state government agencies have already demonstrated significant activity in promoting consumer protection and enforcing other regulatory and disclosure statutes on the Internet. Additionally, due to the increasing use of the Internet as a medium for commerce and communication, it is possible that new laws and regulations may be enacted with respect to the Internet and electronic commerce covering issues such as user privacy, freedom of expression, advertising, pricing, content and quality of products and services, taxation, intellectual property rights and information security. The adoption of such laws or regulations and the applicability of existing laws and regulations to the Internet may impair the growth of Internet use and result in a decline in Texas E-Solutions, Inc. sales.

  A number of legislative proposals have been made at the federal state and local level, and by foreign governments, that would impose additional taxes on the sale of goods and services over the Internet, and certain states have taken measures to tax Internet-related activities. Although Congress recently placed a three-year moratorium on new state and local taxes on Internet access or on discriminatory taxes on electronic commerce, existing state or local laws were expressly excepted from this moratorium. Further, once this moratorium is lifted, some type of federal and/or state taxes may be imposed upon Internet commerce. Such legislation or other attempts at regulating commerce over the Internet may substantially impair the growth of commerce on the Internet and, as a result, adversely affect Texas E-Solutions, Inc.'s opportunity to derive financial benefit from such activities.

Conflicts of Interest

  Certain conflicts of interest may exist between the Company and its officers and directors. Mr. Holmes has other business interests to which he devotes his attention and may be expected to continue to do so although management time should be devoted to the business of the Company. As a result, conflicts of interest may arise that can be resolved only through his exercise of such judgement as is consistent with his fiduciary duties to the Company.

Possible Need for Additional Financing.

  The Company has very limited funds and such funds are adequate to implement the Company's business plan. The ultimate success of the Company may depend on its ability to raise additional capital. The Company has not investigated the availability, source or terms that might govern the acquisition of additional financing. When additional capital is needed, there is no assurance that funds will be available from any source or, if available, that they can be obtained on terms acceptable to the Company. If not available, the Company's operations would be severely limited and commencement of business is impossible.

Regulation of Penny Stocks

  The Company's securities, when available for trading, will be subject to the Securities and Exchange Commission rule that imposes special sales practice requirements upon broker-dealers that sell such securities to other than established customers or accredited investors. For purposes of the rule, the phrase "accredited investors" means, in general terms, institutions with assets exceeding $5,000,000 or individuals having a net worth in excess of $1,000,000 or having an annual income that exceeds $200,000 (or that, combined with a spouses income, exceeds $300,000). For transactions covered by the rule, the broker-dealer must make a special suitability determination for the purchaser and receive the purchaser's written agreement to the transaction prior to the sale. Consequently, the rule may affect the ability of purchasers of the Company's securities to buy or sell in any market that may develop.

    In addition, the Securities and Exchange Commission has adopted a number of rules to regulate "penny Stocks". Such rules included Rules 3a51-1, 15g-1, 15g-2. 15g-3, 15g-4, 15g-5, 15g-6 and 15g-7 under the Securities and Exchange Act of 1934, as amended. Because the securities of the Company may constitute "penny stock" within the meaning of the rules, the rules would apply to the Company and its securities. The rules may further affect the ability of owners of shares in the Company to sell their securities in any market that may develop for them.

Item 2.Management's discussion and analysis or plan of operation

  The following discussion and analysis of Texas E-Solutions, Inc.'s financial condition and results of operations should be read in conjunction with the Financial Statements and accompanying notes and the other financial information appearing elsewhere in this Form 10-SB. This Form 10-SB contains, in addition to historical information, forward-looking statements that involve risks and uncertainties. Texas E-Solutions, Inc.'s actual results could differ materially from the results discussed in the forward-looking statements. Factors that could cause or contribute to such differences include those discussed below, as well as those discussed elsewhere in this Form 10-SB.

Results of operations

  During the period from September 14, 1999 (date of inception) through September 30, 2000, Texas E-Solutions, Inc. has engaged in no significant operations other than organizational activities, acquisition of the rights to market Vitamineralherb products. No revenues were received by Texas E-Solutions, Inc. during this period.

  For the current fiscal year, Texas E-Solutions, Inc. anticipates incurring a loss as a result of organizational expenses, expenses associated with registration under the Securities Act of 1934, and expenses associated with setting up a company structure to begin implementing its business plan. Texas E-Solutions, Inc.'s business plan is to determine the feasibility of marketing the Vitamineralherb products in various markets, and, if the products prove to be in demand, begin marketing and selling Vitamineralherb products.

Liquidity and capital resources

  Texas E-Solutions, Inc. remains in the development stage and, since inception, has experienced no significant change in liquidity or capital resources or shareholders' equity. Consequently, Texas E-Solutions, Inc.'s balance sheet as of September 30, 2000, reflects total assets of $0.00, in the form of a license and capitalized organizational costs. Organizational expenses of $2,575 were paid for by the initial shareholders and expensed to operations.

  Texas E-Solutions, Inc. expects to carry out its plan of business as discussed above. Texas E-Solutions, Inc. has no immediate expenses, other than the $3,845 of organizational expenses incurred and paid by the initial shareholders on behalf of the Company and $12,000 of additional expenses to be incurred. Mr. Stephen Haues will serve in his capacity as an officer and director of Texas E-Solutions, Inc. without compensation until a market is developed for the Vitamineralherb products.

  Texas E-Solutions, Inc.'s business plan is to determine the feasibility of selling Vitamineralherb.com products to targeted markets. Should Texas E-Solutions, Inc. determine that its business plan is feasible, it intends to employ sales people to call on medical professionals, alternative health professionals, martial arts studios and instructors, sports and fitness trainers, other health and fitness professionals, school and other fund raising programs and other similar types of customers to interest these professionals in selling to their clients high-quality, low-cost vitamins, minerals, nutritional supplements, and other health and fitness products. These professionals would sell the products to their clients via the Internet.

  In order to determine the feasibility of its business plan, Texas E-Solutions, Inc. plans, during the next six to twelve months, to conduct research into these various potential target markets. Should Texas E-Solutions, Inc. determine that the exploitation of the license is feasible, it will engage salespeople to market the products. Based primarily on discussions with the licensor, Texas E-Solutions, Inc. believes that during its first operational quarter, it will need a capital infusion of approximately $90,000 to achieve a sustainable sales level where ongoing operations can be funded out of revenues. This capital infusion is intended to cover costs of advertising, hiring and paying two salespeople, and administrative expenses. In addition, Texas E-Solutions, Inc. will need approximately $260,000 in the even it determines that its market will not pay in advance and it will have to extend credit.

  In addition, Texas E-Solutions, Inc. may engage in a combination with another business. Texas E-Solutions, Inc. cannot predict the extent to which its liquidity and capital resources will be diminished prior to the consummation of a business combination or whether its capital will be further depleted by the operating losses (if any) of the business entity with which Texas E-Solutions, Inc. may eventually combine. Texas E-Solutions, Inc. has engaged in no discussions concerning potential business combinations, and has not entered into any agreement for such a combination.

  Texas E-Solutions, Inc. will need additional capital to carry out its business plan or to engage. No commitments to provide additional funds have been made by management or other shareholders. Accordingly, there can be no assurance that any additional funds will be available on terms acceptable to Texas E-Solutions, Inc. or at all. Texas E-Solutions, Inc. has no commitments for capital expenditures.


Item 3.             Description of property

  Texas E-Solutions, Inc. currently maintains limited office space of approximately 800 square feet, occupied by J.P. Beehner, for which it pays no rent. Its address is 3030 FM 518, Apt 221, Pearland, TX 77584-7817. It also maintains office space of approximately 250 square feet, occupied by Stephen D. Holmes at 7720 74th. Drive, N.E., Marysville, WA 98270, and its phone number is (360) 658-5566. Texas E-Solutions, Inc. does not believe that it will need to obtain additional office space at any time in the foreseeable future until its business plan is more fully implemented.


Item 4. Security ownership of certain beneficial owners and management

  The following table sets forth, as of October 1, 2000 Texas E-Solutions, Inc.'s outstanding common stock owned of record or beneficially by each Executive Officer and Director and by each person who owned of record, or was known by Texas E. Solutions, Inc. to own beneficially, more than 5% of its common stock, and the shareholdings of all Executive Officers and Directors as a group. Each person has sole voting and investment power with respect to the shares shown.

                                  Number of         Percentage of
  Name                           Shares Held         Shares Owned

  J.P. Beehner                   1,250,000                28%
  P.O. Box 2370
  Alvin, TX 77512-2370

  Dorothy A. Mortenson        1,450,000(1)                 32.44%
  P.O. Box 5034
  Alvin, TX 77512-5034

   (1) Dorothy Mortenson's shares include 200,000 shares owned by her husband, David R. Mortenson.


Item 5.  Directors, executive officers, promoters and control persons

  The following table sets forth the name age and position of each director and executive officer of Texas E-Solutions, Inc.



  Name                       Age              Position

  Stephen D. Holmes          55               President, Director

  Mr. Holmes has been employed in both domestic and international sales and marketing for over twelve years. Over the last five years Mr. Holmes has worked for Essentially Yours Industries, Inc. and Voit Telecom International, Inc. Essentially Yours Industries, Inc. is a manufacturer and distributor of nutrition products. Voit Telecom International, Inc. is a sales marketing firm which markets various products and services on an international basis.

Item 6.              Executive compensation

  No officer or director has received any remuneration for Texas E-Solutions, Inc. Although there is no current plan in existence, it is possible that Texas E-Solutions, Inc. will adopt a plan to pay or accrue compensation to its officers and directors for services related to the implementation of Texas E-Solutions, Inc.'s business plan. Texas E-Solutions, Inc. has no stock option, retirement, incentive, defined benefit, actuarial, pension or profit-sharing programs for the benefit of directors, officers or other employees, but the Board of Directors may recommend adoption of one or more such programs in the future. Texas E-Solutions, Inc. has no employment contract or compensatory plan or arrangement with any executive officer of Texas E-Solutions, Inc.. The directors currently do no receive any cash compensation from Texas E-Solutions, Inc. for their services as members of the Board of Directors. There is no compensation committee, and no compensation policies have been adopted.

Item 7.Certain relationships and related transactions

  No director, executive officer or nominee for election as a director of Texas E-Solutions, Inc., and no owner of five percent or more of Texas E-Solutions, Inc.'s outstanding shares or any member of their immediate family has entered into or proposed any transaction in which the amount received exceeds $60,000.


Item 8.           Description of Securities

Common Stock

  The Company's Articles of Incorporation authorize the issuance of 25,000,000 Shares of Common Stock. Each record holder of Common Stock is entitled to 1 vote for each share held on all matters properly submitted to the stockholders for their vote. The Articles of Incorporation do not permit cumulative voting for the election of directors.

  Holders of outstanding shares of Common Stock are entitled to such dividends as may be declared from time to time by the Board of Directors out of legally available funds; and, in the event of liquidation, dissolution or winding up of the affairs of the Company, holders are entitled to receive, ratably, the net assets of the Company available to stockholders after distribution is made to the preferred shareholders, if any, who are given preferred rights upon liquidation. Holders of outstanding shares of Common Stock have no preemptive, conversion or redemptive rights. All of the issued and outstanding shares are, and all unissued shares when offered and sold, will be duly authorized, validly issued, fully paid, and non-assessable. To the extent that additional shares of the Company's Common Stock are issued, the relative interests of then existing stockholders may be diluted.

Transfer Agent

  The Company is currently serving as its own transfer agent, and plans to continue to serve in that capacity until such time as management believes it is necessary or appropriate to employ an independent transfer agent in order to facilitate the creation of a public trading market for the Company's securities. Should the Company's securities be quoted on any exchange or OTC quotation system or application is made to have the securities quoted, an independent transfer agent will be appointed.




                                PART II

Item 1.Market for common equity and related stockholder matters

  No established public trading market exists for Texas E-Solutions, Inc.'s securities. Texas E-Solutions, Inc. has no common equity subject to outstanding purchase options or warrants. Texas E-Solutions, Inc. has no securities convertible into its common equity. There is no common equity that could be sold pursuant to Rule 144 under the Securities Act or that Texas E-Solutions, Inc. has agreed to register under the Securities Act for sale by shareholders. Except for this offering, there is no common equity that is being, or has been publicly proposed to be, publicly offered by Texas E-Solutions, Inc.


Item 2.             Legal proceedings

  Texas E-Solutions, Inc. is not a party to any pending legal proceeding or litigation and none of its property is the subject of a pending legal proceeding. Further, the officer and director knows of no legal proceedings against Texas E-Solutions, Inc. or its property contemplated by any governmental authority.

  The Company is not a party to any pending legal proceedings, and no such proceedings are known to be contemplated.

  No director, officer, or affiliate of the Company, and no owner of record or beneficial owner of more than 5.0% of the securities of the Company, or any associate of any such director, officer or security holder is a party adverse to the Company or has a material interest adverse to the Company in reference to pending litigation.


Item 3.     Changes in and Disagreements With Accountants

  Not applicable.


Item 4.             Recent sales of Unregistered Securities

Name of            Date of                  Purchase   Price per
Shareholder        Purchase     Shares       Price       Share

J. P. Beehner        8/20/99 1,250,000      $1250.00     $0.001

Dorothy A. Mortenson 8/20/99 1,250,000      $1250.00     $0.001

David R. Mortenson   8/21/99   200,000       $200.00     $0.001

Joshua J. Mortenson  8/21/99   200,000       $200.00     $0.001

Marie M. Charles     8/21/99   200,000       $200.00     $0.001

Roy Donovan
Hinton, Jr.          8/21/992  200,000       $200.00     $0.001

George R. Quan       8/21/99  200,000       $200.00     $0.001

Russell Linnell      2/15/00   200,000       $200.00     $0.001

Gregory Lynn Bauska  2/15/00, 200,000       $200.00     $0.001

William Jay Pierson  2/15/00, 200,000       $200.00     $0.001

Gail Gassert, PhD    2/15/00, 200,000       $200.00     $0.001

1. Issued in consideration of pre-incorporation services and expenses.

2. Issued in consideration of the transfer of the Company's main asset.
3.   Shares sold by original shareholders for $200.00 consideration.


  Each of the sales listed above was made for cash, services, or in exchange for the Company's principal asset. All of the listed sales were made in reliance upon the exemption from registration offered by
Section 4 (2) of the Securities Act of 1933. The Company had reasonable grounds to believe immediately prior to making an offer to the private investors, and did in fact believe, when such subscriptions were accepted, that such purchasers (1) were purchasing for investment and not with a view to distributions, and (2) had such knowledge and experience in financial and business matters that they were capable of evaluating the merits and risks of their investment and were able to bear those risks. The purchasers had access to pertinent information enabling them to ask informed questions. Two separate filings of Form D have been made to the Securities and Exchange Commission concerning the issuance of the aforementioned shares. All such sales were made without the aid of underwriters, and no sales commissions were paid.


  On August 20, 1999, Texas E-Solutions, Inc., issued 2,500,000 shares of common stock to two shareholders in satisfaction of certain organizational costs (approximately $2500.00) and activities performed by the shareholders. The issuance of the shares were exempt from registration under Rule 506 of Regulation D, and sections 3(b) and 4(2) of the Securities Act of 1933, due to the shareholders being Texas E-Solutions, Inc.'s founders and serving as its initial management, and the limited number of investors (two).

  On August 21, 1999, Texas E-Solutions, Inc. issued a total of 2,000,000 shares of common stock to ten shareholders, one of whom is the general partner, and nine of whom are investor participants in the licensor of Texas E-Solutions, Inc.'s Biocatalyst rights. The issuance of the common stock was exempt from registration under Rule 504 of Regulation D and section 3(b) of the Securities Act of 1933. Texas E-Solutions, Inc.'s shares were valued at $0.001 per share, and they were issued to accredited investors according to an exemption from registration under Texas law that permits general solicitation and general advertising so long as sales are made only to accredited investors. If the exemption under Rule 504 of Regulation D is not available, Texas E-Solutions, Inc. believes that the issuance was also exempt under Rule 506 of Regulation D and section 3(b) and 4(2) under the Securities Act of 1933, due to the limiting manner of the offering, promptly filing notices of sale, and limiting the issuance of shares to a small number of accredited investors (ten).

  On February 15, 2000, four of the shareholders described above transferred their shares to four other individuals. These four selling shareholders received consideration of $200.00 each for their shares. The purchasers represented and warranted to the Sellers that Purchasers were "accredited investors" as that term is defined in Rule 501 of Regulation D under the Securities Act of 1933. These were sales between private individuals.


Item 5.              Indemnification of Directors and Officers

  The Articles of Incorporation and the By-laws of the Company, filed as Exhibits 2.1 and 2.2, respectively, provide that the Company will indemnify its officers and directors for costs and expenses incurred in connection with the defense of actions, suits, or proceedings where the officer or director acted in good faith and in a manner he reasonably believed to be in the Company's best interest and is a party by reason of his status as an officer or director, absent a finding of negligence of misconduct in the performance of duty.


                                PART FS

Texas E-Solutions, Inc.
(A Development Stage Company


                                                               Index

Independent Auditor                                               F-1

Balance Sheets                                                    F-2

Statements of Operations                                          F-3

Statements of Cash Flows                                          F-4

Statement of Stockholders' Equity                                 F-5

Notes to the Financial Statements                           F-6 - F-7

Texas E-Solutions Inc.
(A Development Stage Company)





To the Board of Directors
Texas E-Solutions Inc.
(A Development Stage Company)


We have audited the accompanying balance sheet of Texas E-Solutions Inc. (A Development Stage Company) as of June 30, 2000 and the related statements of operations, stockholders' equity and cash flows for the period from August 19, 1999 (Date of Inception) to June 30, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the aforementioned financial statements present fairly, in all material respects, the financial position of Texas E-Solutions Inc. (A Development Stage Company), as of June 30, 2000, and the results of its operations and its cash flows for the period from August 19, 1999 (Date of Inception) to June 30, 2000, in conformity with U.S. generally accepted accounting principles.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has not generated any revenues or conducted any operations since inception. These factors raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also discussed in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.





                                         CHARTERED ACCOUNTANTS
Vancouver, Canada
October 2, 2000
Texas E-Solutions Inc.
(A Development Stage Company)
Balance Sheets
(expressed in U.S. dollars)




                                                      September 30,June 30,
                                                           2000     2000
                                                           (unaudited)
                                                             $        $

                                 Assets
License (Note 3)                                            -         -


                  Liabilities and Stockholders' Equity
Current Liability
 Accounts payable                                          1,200    1,200


Contingent Liability (Note 1)

Stockholders' Equity
Common Stock, 25,000,000 shares authorized with a par value
 of $.001; 4,500,000 shares issued and outstanding         4,500    4,500
Additional Paid-in Capital                                    75       75

Total                                                      4,575    4,575
Deficit Accumulated During the Development Stage          (5,775)  (5,775)
                                                          ________________

                                                          (1,200)  (1,200)

                                                             -        -






Texas E-Solutions Inc.
(A Development Stage Company)
Statements of Operations
(expressed in U.S. dollars)



                             Accumulated from
                             August 19,1999                             From August 19, 1999
                             (Date of Inception)    Three months ended  (Date of Inception)
                             to  September 30,2000  September 30,2000    to June 30,2000
                             (unaudited)            (unaudited)
                                   $                       $                    $
Revenues                           -                       -                    -

Expenses
  Amortization  of
  license                         500                      -                   500
 License written-off            1,500                      -                 1,500
 Organization expenses          2,575                      -                 2,575
 Transfer agent                 1,200                      -                 1,200
                                __________________________________________________

                                5,775                      -                 5,775
                                __________________________________________________
Net Loss                       (5,775)                     -                (5,775)





Texas E-Solutions Inc.
(A Development Stage Company)
Statements of Cash Flows
(expressed in U.S. dollars)


                             Accumulated from
                             August 19,1999                             From August 19, 1999
                             (Date of Inception)    Three months ended  (Date of Inception)
                             to  September 30,2000  September 30,2000    to June 30,2000
                             (unaudited)            (unaudited)
                                   $                       $                    $
Cash Flows to
Operating Activities

  Net loss                     (5,775)                     -               (5,775)
  Non cash items
  Expenses not paid with cash   2,575                      -                2,575
  Accounts payable              1,200                      -                1,200
  Amortization of license         500                      -                  500
  License written-off           1,500                      -                1,500

Net Cash Used by
Operating Activities               -                       -                    -

Cash Flows from
Financing Activities               -                       -                    -

Net Cash Provided by
Financing Activities               -                       -                    -

Cash Flows from
Investing Activities               -                       -                    -

Net Cash Provided by
Investing Activities               -                       -                    -

Change in cash                     -                       -                    -
Cash - beginning of period         -                       -                    -

Cash - end of period               -                       -                    -

Non-Cash Financing Activities
 A total of 2,500,000 shares were issued
 at a fair market value of $.001 per share
 for organizational expenses     2,500                     -                     2,500

 A total of 2,000,000 shares were issued at
 a fair market value of $0.001 per share for
 the acquisition of a
 License (Note 3)                2,000                     -                     2,000

 Organization costs paid for by a director
 for no consideration treated as additional
 paid in capital                    75                     -                        75
                                 _______________________________________________________
                                 4,575                     -                     4,575



Supplemental Disclosures
      Interest    paid               -                     -                      -
      Income tax paid                -                     -                      -








Texas E-Solutions Inc.
(A Development Stage Company)
Statement of Stockholders' Equity
From August 19, 1999 (Date of Inception) to June 30, 2000
(expressed in U.S. dollars)


                                                                        Deficit
                                                                        Accumulated
                                                     Additional         During the
                                  Comman Stock       Paid-in            Development
                                shares    Amount     Capital     Total  Stage



Balance - August 19, 1999
(Date of Inception)              -           -         -           -      -
 Stock issued for $2,500 of
   organizational expenses      2500000     2,500      -         2,500    -

Additional paid in capital
for organizational expenses
incurred by a director on
behalf of the Company            -           -         75        75       -

Stock issued for "The
Biocatalyst License" at a
fair market value
of $0.001 per share             2000000      2,000     -         2,000    -

Net loss for The
period                           -           -         -         -        (5,775)

Balance - June 30, 2000         4500000      4,500     75        4,575    (5,775)
Net loss for The
period                           -           -         -         -         -

Balance - September 30,
2000 (unaudited)                4500000      4,500     75        4,575    (5,775)










Texas E-Solutions Inc.
(A Development Stage Company)
Notes to the Financial Statements
(expressed in U.S. dollars)


1.Development Stage Company
  Texas E-Solutions Inc. herein (the "Company") was incorporated in the State of Nevada, U.S.A. on August 19, 1999. The Company acquired a license to market and distribute a product in the States of New Hampshire and Vermont. As discussed in Note 3, this license is in jeopardy and the Company has retained the right to sue the vendor. As a replacement for this license, the Company was granted additional rights to market and distribute vitamins, minerals, nutritional supplements, and other health and fitness products for North Texas. The grantor of the license offers these products for sale from various suppliers on their Web Site. See Note 4 regarding related party transactions.
  In a development stage company, management devotes most of its activities in investigating business opportunities. Planned principal activities have not yet begun. The ability of the
  Company to emerge from the development stage with respect to any planned principal business activity is dependent upon its successful efforts to raise additional equity financing and find an appropriate merger candidate. There is no guarantee that the Company will be able to raise any equity financing or find an appropriate merger candidate. There is substantial doubt regarding the Company's ability to continue as a going concern.


2.Summary of Significant Accounting Policies
     (a)  Year end
       The Company's fiscal year end is June 30.
     (b)  Licenses
        Costs to acquire licenses are capitalized as incurred. These costs will be amortized on a straight-line basis over their remaining estimated useful lives.
        The carrying value of the License is evaluated in each reporting period to determine if there were events or circumstances which would indicate a possible inability to recover the carrying amount. Such evaluation is based on various analyses including assessing the Company's ability to bring the commercial applications to market, related profitability projections and undiscounted cash flows relating to each application which necessarily involves significant management judgment.
     (c)  Cash and Cash Equivalents
        The Company considers all highly liquid instruments with a maturity of three months or less at the time of issuance to be cash equivalents.
     (d)  Use of Estimates
        The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the periods. Actual results could differ from those estimates.


3.Licenses
     (a) On August 20, 1999 the Company acquired a license for a product. The Company has the exclusive right to distribute and market the product under a private label in the States of New Hampshire and Vermont for a period of three years expiring August 20, 2002. The Company issued 2,000,000 shares at a fair market value of $.001 or $2,000. The shares were issued to the licensor who are members of a partnership and whose general partner is also a spouse of a director and officer of the Company.
        The license was to be amortized to operations over one year starting September 1, 1999.
       The Company's right to use this license is in jeopardy due to a lawsuit between the vendor of the license and the original owner. As a result, the unamortized balance of $1,500 has been written-off to operations. The Company and its shareholder have the right to sue for breach of contract.
     (b) As a replacement for the above license, at no additional cost, the Company was granted additional rights to market vitamins, minerals, nutritional supplements and other health and fitness products through the Grantor's Web Site. The Company desires to market these products to medical practitioners, alternative health professionals, martial arts studios and instructors, sports and fitness trainers, other health and fitness practitioners, school and other fund raising programs and other similar types of customers for North Texas. The license was acquired on February 14, 2000 for a term of three years. The Company must pay an annual fee of $500 for maintenance of the Grantor's Web Site commencing on the anniversary date. The Grantor of the license retains 50% of the profits.


4.Related Party Transactions
  The Licenses referred to in Note 3 were sold to the Company by a partnership whose general manager is the spouse of the Secretary/Treasurer of the Company and a director for consideration of 2,000,000 shares having a total fair market value of $2,000, being the transferor's cost of such license. These shares were paid evenly to the ten partners. The replacement license was also owned by the same partnership.




                               PART III


Index of Exhibits

3.1  Articles of Incorporation

3.2  By-laws

4.0  Sample Stock Certificate

10.1 License Agreement



                              SIGNATURES

  In accordance with Section 12 of the Securities Exchange Act of
1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                                  Texas E-Solutions, Inc

  January 8, 2001             By:__/s/_________________________
  (Date)                   Stephen D. Holmes, President, Director







                             Exhibit 3.1
                    ARTICLES OF INCORPORATION

                               OF

                     Texas E-Solutions Inc.

      The undersigned natural person of the age of eighteen years or more, acting as incorporator of a corporation under and pursuant to the laws of the State of Nevada, hereby adopts the following Articles of Incorporation for such corporation:

                            ARTICLE I

      The name of the corporation is Texas E-Solutions Inc.

                           ARTICLE II

      The principal office of this corporation is to be at 50 West Liberty Street, Suite 880, Reno 89501, State of Nevada. The registered office of this corporation is the same as its principal office. The Nevada Agency and Trust Company is hereby named as Resident Agent of this corporation and in charge of its said office in Nevada.

                           ARTICLE III

      The nature of the business, objects and purposes to be transacted, promoted, or carried on by the corporation are:

      A. To conduct any lawful business, to promote any lawful purpose, and to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Nevada and to act in every kind of fiduciary capacity and generally to do all things necessary or convenient which are incident to or which a natural person might or could do.

      B. To purchase, receive, take by grant, gift, devise, bequest, or otherwise lease, or otherwise acquire, own, hold, improve, employ, use and otherwise deal in and with real or personal property, or any interest therein, wherever situated, and to sell, convey, lease, exchange, transfer or otherwise dispose of, or mortgage or pledge, all or any of its property and assets, or any interests therein, wherever situated.

      C. To engage generally in the real estate business as principal, and in any lawful capacity, and generally to take, lease, purchase, or otherwise acquire, and to own, use, hold, sell, convey, exchange, lease, mortgage, work, clear, improve, develop, divide, and otherwise handle, manage, operate, deal in and dispose of mining claims, oil leases, oil and gas wells, real estate, real property, lands, multiple-dwelling structures, houses, buildings and other works and any interest or right therein; to take, lease, purchase or otherwise handle or acquire, and to own, use, hold, sell, convey, exchange, hire, lease, pledge, mortgage, and otherwise handle, and deal in and dispose of, as principal agent or in any lawful capacity, such personal property, chattels, chattels real, rights, easements, privileges, causes inaction, notes, bonds, mortgages, and securities as may lawfully be acquired, held or disposed of and to acquire, purchase, sell, assign, transfer, dispose of and generally deal in and with as principal, agent, broker, and in any lawful capacity, mortgages and other interests in real, personal, and mixed properties; to carry on a general oil exploration, mining exploration and management business as principal, agent, representative, contractor, sub-contractor, and in any other lawful capacity. To manufacture, purchase or acquire in any lawful manner and to hold, own, mortgage, pledge, sell, transfer, or in any manner dispose of, and to deal and trade in goods, wares, merchandise, and property of any and every class and description, and in any part of the world.

      D. To apply for, register, obtain, purchase, lease, take licenses in respect of or otherwise acquire, and to hold, own, use, operate, develop, enjoy, turn to account, grant licenses and immunities in respect of, manufacture under and to introduce, sell, assign, mortgage, pledge or otherwise dispose of and, in any manner deal with and contract with reference to:

      1. Inventions, devices, formulas, processes, improvements and modifications thereof.

      2. Letters patent, patent rights, patented processes, rights, designs, and similar rights, trademarks, trade names, trade symbols and other indications of origin and ownership granted by or recognized under the laws of the United States of America, any state or subdivision thereof, and any commonwealth, territory, possession, dependency, colony, possession agency or instrumentality of the United States of America and of any foreign country, and all rights connected therewith or appertaining thereto.

      3.  Franchises, licenses, grants and concessions.

      E.  To make, enter into, perform and carry out contracts of
      every   kind   and  description  with  any  person,   firm,
      association,  corporation  or  government  or   agency   or
      instrumentality thereof.

      F. To lend money in furtherance of its corporate purposes and to invest and reinvest its funds from time to time to such extent, to such persons, firms, associations, corporations, governments or agencies or instrumentalities thereof, and on such terms and on such security, if any, as the Board of Directors of the corporation may determine and direct any officer to complete.

      G. To borrow money without limit as to amount and at such rates of interest as it may determine; from time to time to issue and sell its own securities, including its shares of stock, notes, bonds, debentures, and other obligations, in such amounts, on such terms and conditions, for such purposes and for such prices, now or hereafter permitted by the laws of the State of Nevada and by the Board of Directors of the corporation as they may determine; and to secure any of its obligations by mortgage, pledge or other encumbrance of any or all of its property, franchises and income.

      H. To be a promoter or manager of other corporations of any type or kind; and to participate with others in any corporation, partnership, limited partnership, joint venture, or other association of any kind, or in any transaction, undertaking or arrangement which the corporation would have power to conduct by itself, whether or not such participation involves sharing or delegation of control with or to others.
      I. To promote and exercise all or any part of the foregoing purposes and powers in any and all parts of the world, and to conduct its business in all or any branches in any lawful capacity. The foregoing enumeration of specific purposes and powers shall not be held to limit or restrict in any manner the purposes and powers of the corporation by references to or inference from the terms or provisions of any other clause, but shall be regarded as independent purposes.

                           ARTICLE IV

      The aggregate number of shares which the corporation shall have authority to issue is twenty-five million shares of common stock having a par value of $.001 each.

        No shareholder of the corporation shall have the right of cumulative voting at any election of directors or upon any other matter.

      No holder of securities of the corporation shall be entitled as a matter of right, preemptive or otherwise, to subscribe for or purchase any securities of the corporation now or hereafter authorized to be issued, or securities held in the treasury of the corporation, whether issued or sold for cash or other consideration or as a share dividend or otherwise. Any such securities may be issued or disposed of by the board of directors to such persons and on such terms as in its discretion it shall deem advisable.

                            ARTICLE V

      Any action required to, or that may, be taken at any annual or special meeting of shareholders may be taken without a meeting, without prior notice and without a vote, if a consent or consents in writing, setting forth the action so taken, shall be signed by the holder or holders of shares having not less than the minimum number of votes that would be necessary to take such action at a meeting at which the holders of all shares entitled to vote on the action were present and voted.

                           ARTICLE VI

The members of the governing board shall be styled DIRECTORS and the number of such Directors shall be not less than one (1), or more than five (5). The first board of directors shall be 2. Members whose names and post office addresses are as follows:

          J.P. Beehner
          PO Box 5034
          Alvin TX 77512-2370

          Dorothy A. Mortenson
          PO Box 5034
          Alvin TX 77512-5034

                           ARTICLE VII

      The initial number of stockholders will be 2. Additional stockholders maybe obtained. The number of directors may be changed as provided in N.R.S. 78.330.




                          ARTICLE VIII

      A. No director of the corporation shall be liable to the corporation or any of its shareholders for monetary damages for an act or omission in the director's capacity as a director, except that this Article VIII shall not authorize the elimination or limitation of liability of a director of the corporation to the extent the director is found liable for: (i) a breach of such director's duty of loyalty to the corporation or its shareholders; (ii) an act or omission not in good faith that constitutes a breach of duty of such director to the corporation or an act or omission that involves intentional misconduct or a knowing violation of the law; (iii) a transaction from which such director received an improper benefit, whether or not the benefit resulted from an action taken within the scope of the director's office; or (iv) an act or omission for which the liability of a director is expressly provided by an applicable statute.

      B. The capital stock of this corporation after the amount of the subscription price or par value has been paid in, shall not be subject to assessment to pay debts of this corporation and no stock issued as fully paid up shall ever be assessable or assessed and the Articles of Incorporation shall not be amended in this particular.

                           ARTICLE IX

      This corporation is to have perpetual existence.

      Dorothy A. Mortenson, the undersigned, being the original incorporator for the purpose of forming a corporation to do business both within and without the state of Nevada, and in pursuance of the General Corporation Law of the State of Nevada, effective March 31, 1925 and as subsequently amended do make and file this certificate, hereby declaring and certifying that the facts herein above stated are true.

This__________day of __________________, 19  .


                              ________________________________________
                              Address:  PO Box 5034
                                        Alvin TX 77512-5034


On __________________________________, 19   before me, the
undersigned, a Notary Public in and for said State, personally appeared ______________________________________________ to me
known to be the person whose name is subscribed to the within instrument and acknowledged to me that he executed the same.


WITNESS my hand and official seal.

                              ___________________________________
                              Notary Public






                  Exhibit 3.2
                                 BYLAWS OF

                          Texas E-Solutions, Inc.



                        CONTENTS OF INITIAL BYLAWS

ARTICLE                                                            PAGE

1.00 CORPORATE CHARTER AND BYLAWS
          1.01                        Corporate Charter Provision     4
          1.02 Registered Agent or Office-Requirement
                        of Filing Changes with Secretary of State     4
          1.03                            Initial Business Office     4
          1.04                                Amendment of Bylaws     5

2.00 DIRECTORS AND DIRECTORS' MEETINGS
          2.01                             Action Without Meeting     5
          2.02                                 Telephone Meetings     5
          2.03                                  Place of Meetings     5
          2.04                                   Regular Meetings     5
          2.05                            Call of Special Meeting     6
          2.06                                             Quorum     6
          2.07           Adjournment-Notice of Adjourned Meetings     6
          2.08                                Conduct of Meetings     6
          2.09                   Powers of the Board of Directors     7
          2.10              Board Committees-Authority to Appoint     7
          2.11             Transactions with Interested Directors     7
          2.12                 Number of Directors                    8
          2.13                                     Term of Office     8
          2.14                               Removal of Directors     8
          2.15                                          Vacancies     8
               2.15(a)                     Declaration of Vacancy     9
               2.15(b)             Filling Vacancies by Directors     9
               2.15(c)          Filling Vacancies by Shareholders     9
          2.16                                       Compensation     9
          2.17                       Indemnification of Directors
                                        and Officers                  9
          2.18        Insuring Directors, Officers, and Employees     9


3.00 SHAREHOLDERS' MEETINGS
          3.01                             Action Without Meeting     10
          3.02                                 Telephone Meetings     10
          3.03                                  Place of Meetings     10
          3.04                                 Notice of Meetings     10
          3.05                                        Voting List     11
          3.06                                    Votes per Share     11
          3.07                                  Cumulative Voting     11
          3.08                                            Proxies     12
          3.09                                             Quorum     12
          3.09(a)                          Quorum of Shareholders     12
          3.09(b)          Adjourn for Lack or Loss of Quorum         12
          3.10                          Voting by Voice or Ballot     12
          3.11                                Conduct of Meetings     12
          3.12                                    Annual Meetings     13
          3.13                     Failure to Hold Annual Meeting     13
          3.14                                   Special Meetings     13

4.00 OFFICERS
          4.01 Title and Appointment                                  14
          4.01(a)                                        Chairman     14
          4.01(b)                                       President     14
          4.01(c)                                  Vice President     14
          4.01(d)   Secretary                                         15
          4.01(e)   Treasurer                                         15
          4.01(f)        Assistant Secretary or
                    Assistant Treasurer                               16
     4.02                     Removal and Resignation                 16
     4.03 Vacancies                                                   16
     4.04 Compensation                                                17

5.00 AUTHORITY TO EXECUTE INSTRUMENTS
          5.01         No Authority Absent Specific Authorization     17
          5.02                   Execution of Certain Instruments     17

6.00      ISSUANCE AND TRANSFER OF SHARES
          6.01                       Classes and Series of Shares     17
          6.02                 Certificates for Fully Paid Shares     18
          6.03                           Consideration for Shares     18
          6.04                        Replacement of Certificates     18
          6.05          Signing Certificates-Facsimile Signatures     18
          6.06                     Transfer Agents and Registrars     18
          6.07                             Conditions of Transfer     19
          6.08          Reasonable Doubts as to Right to Transfer     19

7.00 CORPORATE RECORDS AND ADMINISTRATION
          7.01                      Minutes of Corporate Meetings     19
          7.02                                     Share Register     19
          7.03                                     Corporate Seal     20
          7.04                                   Books of Account     20
          7.05                    Inspection of Corporate Records     20
          7.06                                        Fiscal Year     20
          7.07                                   Waiver of Notice     21

8.00                               ADOPTION OF INITIAL BYLAWS         21

                 ARTICLE ONE-CORPORATE CHARTER AND BYLAWS

1.01 CORPORATE CHARTER PROVISIONS

     The Corporation's Charter authorizes Twenty-five million (25,000,000) shares to be issued. The officers and transfer agents issuing shares of the Corporation shall ensure that the total number of shares outstanding at any given time does not exceed this number. Such officers and agents shall advise the Board at least annually of the authorized shares remaining available to be issued. No shares shall be issued for less than the par value stated in the Charter. Each Charter provision shall be observed until amended by Restated Articles or Articles of Amendment duly filed with the Secretary of State.


1.02 REGISTERED AGENT AND OFFICE-REQUIREMENT OF FILING
     CHANGES WITH SECRETARY OF STATE

     The address of the Registered Office provided in the Articles of Incorporation, as duly filed with the Secretary of State for the State of Nevada is: 50 West Liberty Street, #880, Reno NV 89501.

     The name of the Registered Agent of the Corporation at such address, as set forth in its Articles of Incorporation, is: The Nevada Agency and Trust Company.

     The Registered Agent or Office may be changed by filing a Statement of Change of Registered Agent or Office or Both with the Secretary of State, and not otherwise. Such filing shall be made promptly with each change. Arrangements for each change in Registered Agent or Office shall ensure that the Corporation is not exposed to the possibility of a default judgment. Each successive Registered Agent shall be of reliable character and well informed of the necessity of immediately furnishing the papers of any lawsuit against the Corporation to its attorneys.


1.03 INITIAL BUSINESS OFFICE

     The address of the initial principal business office of the Corporation is hereby established as: PO Box 5034, Alvin, TX 77512-5034.

     The Corporation may have additional business offices within the State of Nevada, and where it may be duly qualified to do business outside of Nevada, as the Board of Directors may from time to time designate or the business of the Corporation may require.



1.04 AMENDMENT OF BYLAWS

     The Shareholders or Board of Directors, subject to any limits imposed by the Shareholders, may amend or repeal these Bylaws and adopt new Bylaws. All amendments shall be upon advice of counsel as to legality, except in emergency. Bylaw changes shall take effect upon adoption unless otherwise specified. Notice of Bylaws changes shall be given in or before notice given of the first Shareholders' meeting following their adoption.


     ARTICLE TWO-DIRECTORS AND DIRECTORS' MEETINGS

2.01 ACTION BY CONSENT OF BOARD WITHOUT MEETING

     Any action required or permitted to be taken by the Board of Directors may be taken without a meeting, and shall have the same force and effect as a unanimous vote of Directors, if all members of the Board consent in writing to the action. Such consent may be given individually or collectively.


2.02 TELEPHONE MEETINGS

     Subject to the notice provisions required by these Bylaws and by the Business Corporation Act, Directors may participate in and hold a meeting by means of conference call or similar communication by which all persons participating can hear each other. Participation in such a meeting shall constitute presence in person at such meeting, except participation for the express purpose of objecting to the transaction of any business on the ground that the meeting is not lawfully called or convened.


2.03 PLACE OF MEETINGS

     Meetings of the Board of Directors shall be held at the business office of the Corporation or at such other place within or without the State of Nevada as may be designated by the Board.


2.04 REGULAR MEETINGS

     Regular meetings of the Board of Directors shall be held, without call or notice, immediately following each annual Shareholders' meeting, and at such other regularly repeating times as the Directors may determine.



2.05 CALL OF SPECIAL MEETING

     Special meetings of the Board of Directors for any purpose may be called at any time by the President or, if the President is absent or unable or refuses to act, by any Vice President or any two Directors.
Written notices of the special meetings, stating the time and place of the meeting, shall be mailed ten days before, or telegraphed or personally delivered so as to be received by each Director not later than two days before, the day appointed for the meeting. Notice of meetings need not indicate an agenda. Generally, a tentative agenda will be included, but the meeting shall not be confined to any agenda included with the notice.

     Meetings provided for in these Bylaws shall not be invalid for lack of notice if all persons entitled to notice consent to the meeting in writing or are present at the meeting and do not object to the notice given. Consent may be given either before or after the meeting.

     Upon providing notice, the Secretary or other officer sending notice shall sign and file in the Corporate Record Book a statement of the details of the notice given to each Director. If such statement should later not be found in the Corporate Record Book, due notice shall be presumed.


2.06 QUORUM

     The presence throughout any Directors' meeting, or adjournment thereof, of a majority of the authorized number of Directors shall be necessary to constitute a quorum to transact any business, except to adjourn. If a quorum is present, every act done or resolution passed by a majority of the Directors present and voting shall be the act of the Board of Directors.


2.07 ADJOURNMENT AND NOTICE OF ADJOURNED MEETINGS

     A quorum of the Directors may adjourn any Directors' meeting to meet again at a stated hour on a stated day. Notice of the time and place where an adjourned meeting will be held need not be given to absent Directors if the time and place is fixed at the adjourned meeting. In the absence of a quorum, a majority of the Directors present may adjourn to a set time and place if notice is duly given to the absent members, or until the time of the next regular meeting of the Board.


2.08 CONDUCT OF MEETINGS

     At every meeting of the Board of Directors, the Chairman of the Board, if there is such an officer, and if not, the President, or in the President's absence, a Vice President designated by the President, or in the absence of such designation, a Chairman chosen by a majority of the Directors present, shall preside. The Secretary of the Corporation shall act as Secretary of the Board of Directors' meetings. When the Secretary is absent from any meeting, the Chairman may appoint any person to act as Secretary of that meeting.


2.09 POWERS OF THE BOARD OF DIRECTORS

     The business and affairs of the Corporation and all corporate powers shall be exercised by or under authority of the Board of Directors, subject to limitations imposed by law, the Articles of Incorporation, any applicable Shareholders' agreement, and these Bylaws.


2.10 BOARD COMMITTEES-AUTHORITY TO APPOINT

     The Board of Directors may designate an executive committee and one or more other committees to conduct the business and affairs of the Corporation to the extent authorized. The Board shall have the power at any time to change the powers and membership of, fill vacancies in, and dissolve any committee. Members of any committee shall receive such compensation as the Board of Directors may from time to time provide. The designation of any committee and the delegation of authority thereto shall not operate to relieve the Board of Directors, or any member thereof, of any responsibility imposed by law.


2.11 TRANSACTIONS WITH INTERESTED DIRECTORS

     Any contract or other transaction between the Corporation and any of its Directors (or any corporation or firm in which any of its Directors are directly or indirectly interested) shall be valid for all purposes notwithstanding the presence of that Director at the meeting during which the contract or transaction was authorized, and notwithstanding the Directors' participation in that meeting. This section shall apply only if the contract or transaction is just and reasonable to the Corporation at the time it is authorized and ratified, the interest of each Director is known or disclosed to the Board of Directors, and the Board nevertheless authorizes or ratifies the contract or transaction by a majority of the disinterested Directors present. Each interested Director is to be counted in determining whether a quorum is present, but shall not vote and shall not be counted in calculating the majority necessary to carry the vote. This section shall not be construed to invalidate contracts or transactions that would be valid in its absence.



2.12 NUMBER OF DIRECTORS

     The number of Directors of this Corporation shall be 2. No Director need be a resident of Nevada or a Shareholder. The number of Directors may be increased or decreased from time to time by amendment to these Bylaws. Any decrease in the number of Directors shall not have the effect of shortening the tenure which any incumbent Director would otherwise enjoy.


2.13 TERM OF OFFICE

     Directors shall be entitled to hold office until their successors are elected and qualified. Election for all Director positions, vacant or not vacant, shall occur at each annual meeting of the Shareholders and may be held at any special meeting of Shareholders called specifically for that purpose.


2.14 REMOVAL OF DIRECTORS

     The entire Board of Directors or any individual Director may be removed from office by a vote of Shareholders holding a majority of the outstanding shares entitled to vote at an election of Directors. However, if less than the entire Board is to be removed, no one of the Directors may be removed if the votes cast against his removal would be sufficient to elect him if then cumulatively voted at an election of the entire Board of Directors. No director may be so removed except at an election of the class of Directors of which he is a part. If any or all Directors are so removed, new Directors may be elected at the same meeting. Whenever a class or series of shares is entitled to elect one or more Directors under authority granted by the Articles of Incorporation, the provisions of this Paragraph apply to the vote of that class or series and not to the vote of the outstanding shares as a whole.


2.15 VACANCIES

     Vacancies on the Board of Directors shall exist upon the occurrence of any of the following events: (a) the death, resignation, or removal of any Director; (b) an increase in the authorized number of Directors; or (c) the failure of the Shareholders to elect the full authorized number of Directors to be voted for at any annual, regular, or special Shareholders' meeting at which any Director is to be elected.

               2.15(a)   DECLARATION OF VACANCY

     A majority of the Board of Directors may declare vacant the office of a Director if the Director: (a) is adjudged incompetent by a court order;
(b) is convicted of a crime involving moral turpitude; (c) or fails to accept the office of Director, in writing or by attending a meeting of the Board of Directors, within thirty (30) days of notice of election.

               2.15(b)   FILLING VACANCIES BY DIRECTORS

     Vacancies other than those caused by an increase in the number of Directors may be filled temporarily by majority vote of the remaining Directors, though less than a quorum, or by a sole remaining Director. Each Director so elected shall hold office until a qualified successor is elected at a Shareholders' meeting.

               2.15(c)   FILLING VACANCIES BY SHAREHOLDERS

     Any vacancy on the Board of Directors, including those caused by an increase in the number of Directors shall be filled by the Shareholders at the next annual meeting or at a special meeting called for that purpose. Upon the resignation of a Director tendered to take effect at a future time, the Board or the Shareholders may elect a successor to take office when the resignation becomes effective.


2.16 COMPENSATION

     Directors shall receive such compensation for their services as Directors as shall be determined from time to time by resolution of the Board. Any Director may serve the Corporation in any other capacity as an officer, agent, employee, or otherwise, and receive compensation therefor.


2.17 INDEMNIFICATION OF DIRECTORS AND OFFICERS

     The Board of Directors shall authorize the Corporation to pay or reimburse any present or former Director or officer of the Corporation any costs or expenses actually and necessarily incurred by that officer in any action, suit, or proceeding to which the officer is made a party by reason of holding that position, provided, however, that no officer shall receive such indemnification if finally adjudicated therein to be liable for negligence or misconduct in office. This indemnification shall extend to good-faith expenditures incurred in anticipation of threatened or proposed litigation. The Board of Directors may in proper cases, extend the indemnification to cover the good-faith settlement of any such action, suit, or proceeding, whether formally instituted or not.


2.16 INSURING DIRECTORS, OFFICERS, AND EMPLOYEES

     The Corporation may purchase and maintain insurance on behalf of any Director, officer, employee, or agent of the Corporation, or on behalf of any person serving at the request of the Corporation as a Director, officer, employee, or agent of another corporation, partnership, joint venture, trust, or other enterprise, against any liability asserted against that person and incurred by that person in any such corporation, whether or not the Corporation has the power to indemnify that person against liability for any of those acts.


                   ARTICLE THREE-SHAREHOLDERS' MEETINGS

3.01 ACTION WITHOUT MEETING

     Any action that may be taken at a meeting of the Shareholders under any provision of the Nevada Business Corporation Act may be taken without a meeting if authorized by a consent or waiver filed with the Secretary of the Corporation and signed by the holders of 51% of shares which would be entitled to vote on that action at a Shareholders meeting. Each such signed consent or waiver, or a true copy thereof, shall be placed in the Corporate Record Book.


3.02      TELEPHONE MEETINGS

     Subject to the notice provisions required by these Bylaws and by the Business Corporation Act, Shareholders may participate in and hold a meeting by means of conference call or similar communication by which all persons participating can hear each other. Participation in such a meeting shall constitute presence in person at such meeting, except participation for the express purpose of objecting to the transaction of any business on the ground that the meeting is not lawfully called or convened.


3.03 PLACE OF MEETINGS

     Shareholders meetings shall be held at the business office of the Corporation, or at such other place within or without the State of Nevada as may be designated by the Board of Directors or the Shareholders.


3.04 NOTICE OF MEETINGS

     The President, the Secretary, or the officer or persons calling a Shareholders' Meeting. shall give notice, or cause it to be given, in writing to each Director and to each Shareholder entitled to vote at the meeting at least ten (10) but not more than sixty (60) days before the date of the meeting. Such notice shall state the place, day, and hour of the meeting, and, in case of a special meeting, the purpose or purposes for which the meeting is called. Such written notice may be given personally, by mail, or by other means. Such notice shall be addressed to each recipient at such address as appears on the Books of the Corporation or as the recipient has given to the Corporation for the purpose of notice. Meetings provided for in these Bylaws shall not be invalid for lack of notice if all persons entitled to notice consent to the meeting in writing or are present at the meeting in person or by proxy and do not object to the notice given, Consent may be given either before or after the meeting. Notice of the reconvening of an adjourned meeting is not necessary unless the meeting is adjourned more than thirty days past the date stated in the notice, in which case notice of the adjourned meeting shall be given as in the case of any special meeting.
Notice may be waived by written waivers signed either before or after the meeting by all persons entitled to the notice.


3.05 VOTING LIST

     At least ten (10), but not more than sixty (60), days before each Shareholders' meeting, the officer or agent having charge of the Corporation's share transfer books shall make a complete list of the Shareholders entitled to vote at that meeting or any adjournment thereof, arranged in alphabetical order, with the address and the number of shares held by each. The list shall be kept on file at the Registered Office of the Corporation for at least ten (10) days prior to the meeting, and shall be subject to inspection by any Director, officer, or Shareholder at any time during usual business hours. The list shall also be produced and kept open at the time and place of the meeting and shall be subject, during the whole time of the meeting, to the inspection of any Shareholder. The original share transfer books shall be prima facie evidence as to the Shareholders entitled to examine such list or transfer books or to vote at any meeting of Shareholders. However, failure to prepare and to make the list available in the manner provided above shall not affect the validity of any action taken at the meeting.


3.06 VOTES PER SHARE

     Each outstanding share, regardless of class, shall be entitled to one
(1) vote on each matter submitted to a vote at a meeting of Shareholders, except to the extent that the voting rights of the shares of any class or classes are limited or denied pursuant to the Articles of Incorporation.
A Shareholder may vote in person or by proxy executed in writing by the Shareholder, or by the Shareholders duly authorized attorney-in-fact.


3.07 CUMULATIVE VOTING

     Subject to any limitation stated in the Articles of Incorporation, every Shareholder entitled to vote at any election of Directors may cumulate votes. For this purpose, each Shareholder shall have a number of votes equal to the number of Directors to be elected multiplied by the number of votes to which the Shareholders shares are entitled. The Shareholder may cast all these votes for one candidate or may distribute the votes among any number of candidates. The candidates receiving the highest number of votes are elected, up to the number of vacancies to be filled. No Shareholder may cumulate votes unless that Shareholder gives written notice of his or her intention to do so to the Secretary of the Corporation on or before the day preceding the election at which the votes will be cumulated. If any Shareholder gives written notice as provided above, all Shareholders may cumulate their votes.


3.08 PROXIES

     A Shareholder may vote either in person or by proxy executed in writing by the Shareholder or his or her duly authorized attorney in fact. Unless otherwise provided in the proxy or by law, each proxy shall be revocable and shall not be valid after eleven
(11) months from the date of its execution.


3.09 QUORUM

               3.09(a)   QUORUM OF SHAREHOLDERS

     As to each item of business to be voted on, the presence (in person or by proxy) of the persons who are entitled to vote a majority of the outstanding voting shares on that matter shall constitute the quorum necessary for the consideration of the matter at a Shareholders' meeting. The vote of the holders of a majority of the shares entitled to vote on the matter and represented at a meeting at which a quorum is present shall be the act of the Shareholders' meeting.

               3.09(b)   ADJOURNMENT FOR LACK OR LOSS OF QUORUM

     No business may be transacted in the absence of a quorum, or upon the withdrawal of enough Shareholders to leave less than a quorum, other than to adjourn the meeting from time to time by the vote of a majority of the shares represented at the meeting.


3.10 VOTING BY VOICE OR BALLOT

     Elections for Directors need not be by ballot unless a Shareholder demands election by ballot before the voting begins.


3.11 CONDUCT OF MEETINGS

     Meetings of the Shareholders shall be chaired by the President, or, in the President's absence, a Vice President designated by the President, or, in the absence of such designation, any other person chosen by a majority of the Shareholders of the Corporation present in person or by proxy and entitled to vote. The Secretary of the Corporation, or, in the Secretary's absence, an Assistant Secretary, shall act as Secretary of all meetings of the Shareholders. In the absence of the Secretary or Assistant Secretary, the Chairman shall appoint another person to act as Secretary of the meeting.


3.12      ANNUAL MEETINGS

     The time, place, and date of the annual meeting of the Shareholders of the Corporation, for the purpose of electing Directors and for the transaction of any other business as may come before the meeting, shall be set from time to time by a majority vote of the Board of Directors. If the day fixed for the annual meeting shall be on a legal holiday in the State of Nevada, such meeting shall be held on the next succeeding business day. If the election of Directors is not held on the day thus designated for any annual meeting, or at any adjournment thereof, the Board of Directors shall cause the election to be held at a special meeting of the Shareholders as soon thereafter as possible.


3.13 FAILURE TO HOLD ANNUAL MEETING

     If, within any 13-month period, an annual Shareholders' Meeting is not held, any Shareholder may apply to a court of competent jurisdiction in the county in which the principal office of the Corporation is located for a summary order that an annual meeting be held.


3.14 SPECIAL MEETINGS

     A special Shareholders' meeting may be called at any time by. (a) the President;
(b) the Board of Directors; or (c) one or more Shareholders holding in the aggregate one-tenth or more of all the shares entitled to vote at the meeting. Such meeting may be called for any purpose. The party calling the meeting may do so only by written request sent by registered mail or delivered in person to the President or Secretary.
The officer receiving the written request shall within ten (10) days from the date of its receipt cause notice of the meeting to be sent to all the Shareholders entitled to vote at such a meeting. If the officer does not give notice of the meeting within ten (10) days after the date of receipt of the written request, the person or persons calling the meeting may fix the time of the meeting and give the notice. The notice shall be sent pursuant to Section 3.04 of these Bylaws. The notice of a special Shareholders' meeting must state the purpose or purposes of the meeting and, absent consent of every Shareholder to the specific action taken, shall be limited to purposes plainly stated in the notice, notwithstanding other provisions herein.

                           ARTICLE FOUR-OFFICERS

4.01 TITLE AND APPOINTMENT

     The officers of the Corporation shall be a President and a Secretary, as required by law. The Corporation may also have, at the discretion of the Board of Directors, a Chairman of the Board, one or more Vice Presidents, a Treasurer, one or more Assistant Secretaries, and one or more Assistant Treasurers. Any two or more offices, including President and Secretary, may be held by one person. All officers shall be elected by and hold office at the pleasure of the Board of Directors, which shall fix the compensation and tenure of all officers.

               4.01(a)   CHAIRMAN OF THE BOARD

     The Chairman, if there shall be such an officer, shall, if present, preside at the meetings of the Board of Directors and exercise and perform such other powers and duties as may from time to time be assigned to the Chairman by the Board of Directors or prescribed by these Bylaws.

               4.01(b)   PRESIDENT

     Subject to such supervisory powers, if any, as may be given to the Chairman, if there is one, by the Board of Directors, the President shall be the chief executive officer of the Corporation and shall, subject to the control of the Board of Directors, have general supervision, direction, and control of the business and officers of the Corporation. The President shall have the general powers and duties of management usually vested in the office of President of a corporation; shall have such other powers and duties as may be prescribed by the Board of Directors or the Bylaws;
and shall be ex officio a member of all standing committees, including the executive committee, if any. In addition, the President shall preside at all meetings of the Shareholders and in the absence of the Chairman, or if there is no Chairman, at all meetings of the Board of Directors.

     4.01(c)   VICE PRESIDENT

     Any Vice President shall have such powers and perform such duties as from time to time may be prescribed by these Bylaws, by the Board of Directors, or by the President. In the absence or disability of the President, the senior or duly appointed Vice President, if any, shall perform all the duties of the President, pending action by the Board of Directors when so acting, such Vice President shall have all the powers of, and be subject to all the restrictions on, the President.




               4.01(d)   SECRETARY

     The Secretary shall:

(1) See that all notices are duly given in accordance with the provisions of these Bylaws and as required by law. In case of the absence or disability of the Secretary. or the Secretary's refusal or neglect to act, notice may be given and served by an Assistant Secretary or by the Chairman, the President, any Vice President, or by the Board of Directors.

(2)  Keep the minutes of corporate meetings, and the Corporate
 Record Book, as set out in Section 7.01 hereof.

(3) Maintain, in the Corporate Record Book, a record of all share certificates issued or canceled and all shares of the Corporation canceled or transferred.

(4) Be custodian of the Corporation's records and of any seal which the Corporation may from time to time adopt. When the Corporation exercises its right to use a seal, the Secretary shall see that the seal is embossed on all share certificates prior to their issuance and on all documents authorized to be executed under seal in accordance with the provisions of these Bylaws.

          (5) In general, perform all duties incident to the office of Secretary, and such other duties as from time to time may be required by Sections 7.01, 7.02, and 7.03 of these Bylaws, by these Bylaws generally, by the Board of Directors, or by the President.

               4.01(e)   TREASURER

     The Treasurer shall:

          (1) Have charge and custody of, and be responsible for, all funds and securities of the Corporation, and deposit all funds in the name of the Corporation in those banks, trust companies, or other depositories that shall be selected by the Board of Directors.

          (2) Receive, and give receipt for, monies due and payable to the Corporation.

          (3) Disburse or cause to be disbursed the funds of the Corporation as may be directed by the Board of Directors, taking proper vouchers for those disbursements.

          (4) If required by the Board of Directors or the President, give to the Corporation a bond to assure the faithful performance of the duties of the Treasurer's office and the restoration to the Corporation of all corporate books, papers, vouchers, money, and other property of whatever kind in the Treasurer's possession or control, in case of the Treasurer's death, resignation, retirement, or removal from office. Any such bond shall be in a sum satisfactory to the Board of Directors, with one or more sureties or a surety company satisfactory to the Board of Directors.

          (5) In general, perform all the duties incident to the office of Treasurer and such other duties as from time to time may be assigned to the Treasurer by Sections 7.04 and 7.05 of these Bylaws, by these Bylaws generally, by the Board of Directors, or by the President.

               4.01(f)        ASSISTANT SECRETARY AND ASSISTANT TREASURER

     The Assistant Secretary or Assistant Treasurer shall have such powers and perform such duties as the Secretary or Treasurer, respectively, or as the Board of Directors or President may prescribe. In case of the absence of the Secretary or Treasurer, the senior Assistant Secretary or Assistant Treasurer, respectively, may perform all of the functions of the Secretary or Treasurer.


4.02 REMOVAL AND RESIGNATION

     Any officer may be removed, either with or without cause, by vote of a majority of the Directors at any regular or special meeting of the Board, or, except in case of an officer chosen by the Board of Directors, by any committee or officer upon whom that power of removal may be conferred by the Board of Directors. Such removal shall be without prejudice to the contract rights, if any, of the person removed. Any officer may resign at any time by giving written notice to the Board of Directors, the President, or the Secretary of the Corporation. Any resignation shall take effect on the date of the receipt of that notice or at any later time specified therein, and, unless otherwise specified therein, the acceptance of that resignation shall not be necessary to make it effective.


4.03 VACANCIES

     Upon the occasion of any vacancy occurring in any office of the Corporation, by reason of death, resignation, removal, or otherwise, the Board of Directors may elect an acting successor to hold office for the unexpired term or until a permanent successor is elected.


4.04 COMPENSATION

     The compensation of the officers shall be fixed from time to time by the Board of Directors, and no officer shall be prevented from receiving a salary by reason of the fact that the officer is also a Shareholder or a Director of the Corporation, or both.


               ARTICLE FIVE-AUTHORITY TO EXECUTE INSTRUMENTS

5.01 NO AUTHORITY ABSENT SPECIFIC AUTHORIZATION

     These Bylaws provide certain authority for the execution of instruments. The Board of Directors, except as otherwise provided in these Bylaws, may additionally authorize any officer or officers, agent or agents, to enter into any contract or execute and deliver any instrument in the name of and on behalf of the Corporation, and such authority may be general or confined to specific instances. Unless expressly authorized by these Bylaws or the Board of Directors, no officer, agent, or employee shall have any power or authority to bind the Corporation by any contract or engagement nor to pledge its credit nor to render it pecuniarily liable for any purpose or in any amount.


5.02 EXECUTION OF CERTAIN INSTRUMENTS

     Formal contracts of the Corporation, promissory notes, deeds, deeds of trust, mortgages, pledges, and other evidences of indebtedness of the Corporation, other corporate documents, and certificates of ownership of liquid assets held by the Corporation shall be signed or endorsed by the President or any Vice President and by the Secretary or the Treasurer, unless otherwise specifically determined by the Board of Directors or otherwise required by law.


                ARTICLE SIX-ISSUANCE AND TRANSFER OF SHARES

6.01 CLASSES AND SERIES OF SHARES

     The Corporation may issue one or more classes or series of shares, or both. Any of these classes or series may have full, limited, or no voting rights, and may have such other preferences, rights, privileges, and restrictions as are stated or authorized in the Articles of Incorporation. All shares of any one class shall have the same voting, conversion, redemption, and other rights, preferences, privileges, and restrictions, unless the class is divided into series. If a class is divided into series, all the shares of any one series shall have the same voting, conversion, redemption, and other. rights, preferences, privileges, and restrictions. There shall always be a class or series of shares outstanding that has complete voting rights except as limited or restricted by voting rights conferred on some other class or series of outstanding shares.


6.02 CERTIFICATES FOR FULLY PAID SHARES

     Neither shares nor certificates representing shares may be issued by the Corporation until the full amount of the consideration has been received. When the consideration has been paid to the Corporation, the shares shall be deemed to have been issued and the certificate representing the shares shall be issued to the shareholder.


6.03 CONSIDERATION FOR SHARES

     Shares may be issued for such consideration as may be fixed from time to time by the Board of Directors, but not less than the par value stated in the Articles of Incorporation. The consideration paid for the issuance of shares shall consist of money paid, labor done, or property actually received, and neither promissory notes nor the promise of future services shall constitute payment nor partial payment for shares of the Corporation.


6.04 REPLACEMENT OF CERTIFICATES

     No replacement share certificate shall be issued until the former certificate for the shares represented thereby shall have been surrendered and canceled, except that replacements for lost or destroyed certificates may be issued, upon such terms, conditions, and guarantees as the Board may see fit to impose, including the filing of sufficient indemnity.


6.05 SIGNING CERTIFICATES-FACSIMILE SIGNATURES

     All share certificates shall be signed by the officer(s) designated by the Board of Directors. The signatures of the foregoing officers may be facsimiles. If the officer who has signed or whose facsimile signature has been placed on the certificate has ceased to be such officer before the certificate issued, the certificate may be issued by the Corporation with the same effect as if he or she were such officer on the date of its issuance.


6.06 TRANSFER AGENTS AND REGISTRARS

     The Board of Directors may appoint one or more transfer agents or transfer clerks, and one or more registrars, at such times and places as the requirements of the Corporation may necessitate and the Board of Directors may designate. Each registrar appointed, if any, shall be an incorporated bank or trust company, either domestic or foreign.

6.07 CONDITIONS OF TRANSFER

     The party in whose name shares of stock stand on the books of the Corporation shall be deemed the owner thereof as regards the Corporation, provided that whenever any transfer of shares shall be made for collateral security, and not absolutely, and prior written notice thereof shall be given to the Secretary of the Corporation, or to its transfer agent, if any, such fact shall be stated in the entry of the transfer.


6.08 REASONABLE DOUBTS AS TO RIGHT TO TRANSFER

     When a transfer of shares is requested and there is reasonable doubt as to the right of the person seeking the transfer, the Corporation or its transfer agent, before recording the transfer of the shares on its books or issuing any certificate therefor, may require from the person seeking the transfer reasonable proof of that person's right to the transfer. If there remains a reasonable doubt of the right to the transfer, the Corporation may refuse a transfer unless the person gives adequate security or a bond of indemnity executed by a corporate surety or by two individual sureties satisfactory to the Corporation as to form, amount, and responsibility of sureties. The bond shall be conditioned to protect the Corporation, its officers, transfer agents, and registrars, or any of them, against any loss, damage, expense, or other liability for the transfer or the issuance of a new certificate for shares.


            ARTICLE SEVEN-CORPORATE RECORDS AND ADMINISTRATION

7.01 MINUTES OF CORPORATE MEETINGS

     The Corporation shall keep at the principal office, or such other place as the Board of Directors may order, a book recording the minutes of all meetings of its Shareholders and Directors, with the time and place of each meeting, whether such meeting was regular or special, a copy of the notice given of such meeting, or of the written waiver thereof, and, if it is a special meeting, how the meeting was authorized. The record book shall further show the number of shares present or represented at Shareholders meetings, and the names of those present and the proceedings of all meetings.


7.02 SHARE REGISTER

     The Corporation shall keep at the principal office, or at the office of the transfer agent, a share register showing the names of the Shareholders, their addresses, the number and class of shares issued to each, the number and date of issuance of each certificate issued for such shares, and the number and date of cancellation of every certificate surrendered for cancellation. The above information may be kept on an information storage device such as a computer, provided that the device is capable of reproducing the information in clearly legible form. If the Corporation is taxed under Internal Revenue Code Section 1244 or Subchapter S, the Officer issuing shares shall maintain the appropriate requirements regarding issuance.


7.03 CORPORATE SEAL

     The Board of Directors may at any time adopt, prescribe the use of, or discontinue the use of, such corporate seal as it deems desirable, and the appropriate officers shall cause such seal to be affixed to such certificates and documents as the Board of Directors may direct.


7.04 BOOKS OF ACCOUNT

     The Corporation shall maintain correct and adequate accounts of its properties and business transactions, including accounts of its assets, liabilities, receipts, disbursements, gains, losses, capital, surplus, and shares. The corporate bookkeeping procedures shall conform to accepted accounting practices for the Corporation's business or businesses. Subject to the foregoing, the chart of financial accounts shall be taken from, and designed to facilitate preparation of, current corporate tax returns.
Any surplus, including earned surplus, paid-in surplus, and surplus arising from a reduction of stated capital, shall be classed by source and shown in a separate account. If the Corporation is taxed under Internal Revenue Code Section 1244 or Subchapter S, the officers and agents maintaining the books of account shall maintain the appropriate requirements.


7.05 INSPECTION OF CORPORATE RECORDS

     A Director or Shareholder demanding to examine the Corporation's books or records may be required to first sign an affidavit that the demanding party will not directly or indirectly participate in reselling the information and will keep it confidential other than in use for proper purposes reasonably related to the Director's or Shareholder's role. A Director who insists on examining the records while refusing to sign this affidavit thereby resigns as a Director.


7.06 FISCAL YEAR

     The fiscal year of the Corporation shall be as determined by the Board of Directors and approved by the Internal Revenue Service. The Treasurer shall forthwith arrange a consultation with the Corporation's tax advisers to determine whether the Corporation is to have a fiscal year other than the calendar year. If so, the Treasurer shall file an election with the Internal Revenue Service as early as possible, and all correspondence with the IRS, including the application for the Corporation's Employer Identification Number, shall reflect such non-calendar year election.


7.07 WAIVER OF NOTICE

     Any notice required by law or by these Bylaws may be waived by execution of a written waiver of notice executed by the person entitled to the notice. The waiver may be signed before or after the meeting.


                  ARTICLE VIII-ADOPTION OF INITIAL BYLAWS

The foregoing bylaws were adopted by the Board of Directors on August 20, 1999.



   J. P. Beehner                                     Dorothy A. Mortenson
Attested to, and certified by:                       Secretary





















                                Exhibit  4.0




     	 NUMBER                                                             SHARES
      _*****_                                                           **********

                            Texas E-Solutions Inc.
                25,000,000 Shares Authorized, Par Value $0.001
              Incorporated under the Laws of the State of Nevada




This certifies that _____SPECIMAN_______________________________________________________is the
registered holder of_____************************_______________________________________shares of the above Corporation, fully paid and non-assessable and transferrable only on the books of the corporation by the holder hereof in person or by Attorney upon surrender of this certificate properly endorsed.


In Witness Whereof, the said Corporation has caused this Certificate to be signed by its duly authorized officers and its Corporate Seal to be hereunder affixed this*********day of********A.D.****

/s/ J.P.Beehner                                                        /s/Dorothy Mortenson
___________________________                                           _________________________
 President                                                                Secretary



                                            Texas
                                         E-Solutions


                                         Nevada Seal













                            Exhibit 10.1


                        LICENSE AGREEMENT

THIS LICENSE AGREEMENT ("Agreement") is made and effective as of February 14, 2000 by and between David R. Mortenson & Associates, a Texas general partnership ("DRM"), and Texas E-Solutions Inc., a Nevada corporation ("Licensee"), with reference to the following facts:

A. On August 21, 1999, DRM and Licensee entered into an agreement granting Licensee certain rights for the use of DRM's oxygen-enriched water product
     (the "Water Rights"). In consideration therefor, Licensee issued DRM 2,000,000 shares of Licensee's common stock (the Shares").
     Subsequent to the grant of the Water Rights, the underlying contract granting DRM the rights to the technology to produce the oxygen-enriched water came into dispute. In order to enable Licensee to conduct a business and to preserve the value of the Shares, DRM desires to grant additional rights to Licensee which are not in dispute.

2. DRM is the holder of certain rights to an Internet marketing system for vitamins, minerals, nutritional supplements, and other health and fitness products (the "Products") pursuant to an agreement between Vitamineralherb.com Corp. ("Vita"), a Nevada corporation, appended hereto as Exhibit C, which rights include the right to grant licenses for use of the system in various territories.

3. Licensee desires to market the Products to medical professionals, alternative health professionals, martial arts studios and instructors, sports and fitness trainers, other health and fitness practitioners, school and other fund raising programs and other similar types of customers
     ("Customer(s)") in the Territory, as hereinafter defined.
     Customers will be able to buy the Products on a continuing basis through Vita's Web Site.

NOW THEREFORE, in consideration of the mutual promises, warranties and covenants herein contained, the parties hereby agree as follows:

1. Scope of Agreement. This Agreement shall govern all Products sold through Vita's Web Site to Customer(s). Exhibit A contains detailed information regarding specifications, quality control, pricing and other terms relating to the Product(s) to be ordered through Vita's Web Site. The parties agree that Exhibit A will be amended to include similar information with respect to any future orders of the same Product or any future Product ordered through Vita by DRM, Licensee, or Customers. Pricing may be amended from time to time on the Web Site. The price posted on the Web Site at the time of order shall prevail. IN THE EVENT OF ANY CONFLICT
     BETWEEN THE TERMS OF THIS AGREEMENT AND ANY PURCHASE ORDER SUBMITTED BY CUSTOMER, THE TERMS OF THIS AGREEMENT WILL CONTROL.

2. Grant of License Territory. Territory shall be all that territory in the state of Texas lying north of a line beginning at the junction of Hwy 285 and the Texas-New Mexico border, thence east along
     Hwy 285 to the junction of Interstate 10 and Hwy 285, thence east along Interstate 10 to the junction of Interstate 10 and Hwy 190, thence north and east along Hwy 190 to the Louisiana border. DRM grants to Licensee the exclusive rights to market the Products in the Territory through the Web Site.

3.   Manufacture of Products. All Products marketed through
     Vita's Web Site shall be manufactured,
     packaged, prepared, and shipped in accordance with the specifications and requirements described


LICENSE AGREEMENT
Page 1 of 10
     on Exhibit A hereto as it may be modified from time to time.
     Quality control standards relating to
     the Product's weight, color, consistency, micro-biological content, labeling and packaging are also set forth on Exhibit A. In the event that Exhibit A is incomplete, Products shall be manufactured and shipped in accordance with industry standards.

4.   Labeling Packaging. Products shall be labeled with Standard
     Labels, except for Private Label
     Products, as described herein. Standard labels shall contain all information necessary to conform to regulatory and industry requirements.

5. Private Label Products. Vitamins, minerals, herbs, and nutritional supplement products may be available for sale with labels customized for the Customer ("Private Label Products"). DRM shall cause supplier to affix to Private Label Products labels furnished by Customer which are consistent with supplier's labeling equipment and meet all federal and/or state labeling requirements for the Product(s) ordered. Pricing for Private Label Products shall be as determined by supplier and posted on the Web Site by Vita, and the price posted on the Web Site at time of order shall obtain.

6. Shipping. Shipping shall be by UPS ground unless Customer requests and pays for overnight shipping by UPS. Vita will post shipping and handling fees for overnight shipping on the Web
     Site. The price shall be the price posted on the Web Site at the time of order. All orders from supplier's stock shall be shipped within seventy-two (72) hours of receipt of the order. Items not in stock (back orders) shall be shipped on a timely basis, but not later than four to six weeks from time of order.

7. Products and Pricing. The initial pricing for the Product(s) is set forth on Exhibit A. The price at time of purchase may be amended from time to time, and such amendments will be posted on the Web Site. The price posted at the time of order shall obtain. Terms are payment by credit card or electronic funds transfer at time of purchase..

8.   Minimum Order Quantities for Vitamin Mineral and/or
     Nutritional Supplements. The minimum order quantity is 100 bottles per formulation for standard Products. Customer Formulas, as defined herein, shall have minimum order quantities of 5,000 units.

9. Web Site Maintenance Fees. Vita shall maintain Vita's Web Site (the "Web Site"). The Web
     Site shall post current prices for all Products. Customers will be able to obtain unique identification codes ("Userid(s)") and select passwords on the Web Site. Vita shall maintain the Web Site in a manner that ensures secure Internet financial transactions. Licensee shall pay Vita a maintenance fee of $500 yearly, beginning on the anniversary date of this Agreement, for maintenance of the Web Site.

10. Orders. All Products shall be ordered through the Web Site. In jurisdictions in which sales tax would be collected on retail sales of the Products, Licensee shall ensure that each Customer provides a sales tax ID number for exemption from sales tax. Licensee shall assist its Customer to register on the Web Site. Each Customer shall be issued a Userid and shall select a password upon registration. Upon ordering, Customer must pay for Product by credit card, debit card, or by electronic funds transfer ("e-check") and all funds will be remitted to Vita. Upon receipt of order, Vita will e-mail the supplier to purchase the Product(s) ordered. Supplier will drop-ship the order directly to the Customer in accordance with Section 7,
"Shipping."


LICENSE AGREEMENT
Page 2 of 10
11. Sharing of Profits; Sales Reports. Licensee and Vita shall each receive one-half of the profit on all sales made through the Web Site by Licensee. Vita agrees to pay supplier for the Product
     purchased upon receipt of cleared funds. Vita will retain its one-half share of the profit and will remit the balance to Licensee by the tenth day of the month following sales. Vita further agrees to provide Licensee with a Monthly Sales Report of all sales made by Licensee through the Web Site detailing the purchases from each Customer. Vita will e-mail the Monthly Sales Report to
     Licensee by the tenth day of the month following such sales.

12. Warranties and Indemnification. DRM warrants that all Products, including Joint Formula
     Products but not including Customer Formula Products, shall be fit for the purpose for which produced and shall be in full and complete compliance with all local, state, and federal laws applicable thereto. DRM warrants that all Custom Products shall be manufactured in accordance with Customer's specifications. DRM warrants that all non-Private Label Products shall be correctly and accurately described on each label affixed thereto, and that all labeling affixed thereto shall be in full and complete compliance with all local, state, and federal laws applicable thereto. DRM warrants, covenants and certifies that its supplier(s)' manufacturing facilities comply with applicable federal, state, city, county, and municipal laws, rules, regulations, ordinances, and codes in all material respects. DRM hereby agrees to indemnify, hold harmless and defend Licensee, its Customers, Buyers, affiliates, directors, officers, agents and representatives from and against any loss, claim, and expense (including attorneys fees and costs, and costs of a recall of Product) incurred or suffered as a consequence of DRM's breach of its product warranties as set forth herein.

13.  Nature of Relationship.

      (a) This Agreement does not constitute nor empower the Licensee as the agent or legal representative of DRM for any purpose whatsoever. Licensee is and will continue to be an independent contractor.

     (b) The arrangement created by this Agreement is not, and is not intended to be, a franchise or business opportunity under the United States' Federal Trade Commission Rule: Disclosure Requirements and Prohibitions Concerning Franchising and Business Opportunity Ventures and is not a franchise, business opportunity or seller assisted marketing plan or similar arrangement under any other federal, state, local or foreign law, rule or regulation.

     (c) Licensee is not prohibited by this Agreement from pursuing other business opportunities or other employment.

14.  Rights in Formulas.

     (a) Customer Formulas. Any formula provided exclusively by Licensee's Customer shall be owned by Customer ("Customer Formula"), provided that such Customer Formula does not substantially duplicate an existing Vita formula. Vita agrees not to sell products to other customers using any Customer Formula during the period in which Customer is ordering products containing the formula and for so long as Customer continues to purchase products containing the Customer Formula.



LICENSE AGREEMENT
Page 3 of 10


     (b) Joint Formulas. If Vita and Customer jointly create a formula ("Joint Formula"), such Joint Formula will be jointly owned by the parties. Vita agrees not to sell products to other customers using the Joint Formula during the period in which Customer is ordering products containing the Joint Formula from Vita without written permission from Customer. In the event that Customer fails to order a specific Joint Formula Product for a period of 3 months, Vita shall be free to sell products containing the Joint Formula to other customers.

15. Term of Agreement; Breach of Agreement. This Agreement shall continue for three (3) years, and shall be automatically renewed unless one of the parties provides ninety (90) days written notice of termination to the other party. Licensee may terminate this Agreement for any reason at any time upon ninety (90) days written notice to DRM. In the event of a material breach of this Agreement, the non-breaching party may provide written notice of breach. Upon notice from the non-breaching party, the breaching party shall have fourteen
     (14) days to cure the breach, after
     which period, if not cured, the Agreement shall be automatically terminated. In no event shall Vita be required to accept or deliver Product under any purchase order if Vita has not received the outstanding balance due on any previous purchase order in a timely manner. Failure to so perform shall not be deemed a breach of this Agreement by Vita.

16. Trade Secrets. Vita and DRM and Licensee(s) are the owners of certain products, technology, information, customer lists, services, processes, financial information, pending or prospective transactions/proposals, operating and marketing plans and procedures, designs, product formulas, specifications, manufacturing methods, ideas, prototypes, software, patent, trademark and copyright applications or registrations and other similar data relating to each party's business which data is not publicly known and derives economic value from not being publicly known
     (collectively "Trade Secrets"). Each party agrees that it will not use or disclose to third parties any Trade Secret it receives from the other, except as may be contemplated by this Agreement. Each party agrees that it will take all reasonable precautions to assure that no Trade Secret is conveyed to any officer, employee, agent, manufacturer or other third party who does not have a need to know such Trade Secret. The obligations created by this Section 16 shall survive the termination of this Agreement or any business relationship between the parties. Any Trade Secret contained in any writing will be returned to the other party promptly upon written request, together with any reproductions thereof

17. Governing Law; Dispute Resolution. This Agreement shall be governed by Texas law in accordance with the Dispute Resolution Agreement attached hereto as Exhibit B.

18. Miscellaneous Provisions. This Agreement constitutes the entire Agreement between the parties and supersedes any prior or contemporaneous agreements, oral or written. This Agreement may only be amended by a writing signed by both parties. Any notice required or permitted to be given under this Agreement shall be in writing and sent by telecopy, personal delivery or certified mail, return receipt requested, as follows:

     If  to Vitamineralherb.Com, Inc.:  Mr. J. P. Beehner
                              3030 FM 518 Apt 221
                              Pearland TX 77584-7817


LICENSE AGREEMENT
Page 4 of 10
     If to David R. Mortenson & Associates:       Mr. David R.
                                   Mortenson
                                   P.O. Box 5034
                                   Alvin TX 77512-5034

     If to Licensee:               Texas E-
                                   Solutions Inc.
                                   P.O. Box 5034
                                   Alvin TX 77512-5034

     Notice shall be deemed effective upon receipt if made by confirmed telecopy, personal delivery or 48 hours after deposit in the United States mail with the required postage.

IN WITNESS WHEREOF, the parties have caused this Agreement to be executed as of the date first above written.

TEXAS E-SOLUTIONS INC.                  DAVID R. MORTENSON & ASSOCIATES
A NEVADA CORPORATION               A TEXAS GENERAL  PARTNERSHIP


By:                                   By:
   J. P. Beehner, President             David R. Mortenson,
/S/J. P. Beehner, President          /S/David R. Mortenson,

                                        General Partner








LICENSE AGREEMENT
Page 5of 10


                            EXHIBIT A
                     PRODUCT SPECIFICATIONS


     In the event of any inconsistency between the terms of Customer's purchase order and this Product Specification Sheet, this Sheet and the terms of the Manufacturing Agreement shall control.

Short Product Name: _______________________________

Exact Product Ingredients and Percentages:








Other Product Specifications:

Color: ____________ Tablet Type: ______________ Consistency:
________________

Weight: ________ Bottle Size/Color:_______________ Bottle Count:

Cotton Insert:____ Bottle Seal:____ Shrink Wrap Neck Band:
Silicon Pack:

Micro-biological content: Customer to specify any requirements;
if none specified, product will be
manufactured to industry standards.

Labels: Labels and/or boxes to be provided by Customer [identify any size] __________

Labels/Boxes to be Received by [date] ______ to ensure timely delivery

Master Pack/Wrapping/Palleting Requirements (if any):____________________________

Ship to Address:

Order Quantity: (minimum 5,000 BOTTLES): ________

Price: _______________ FOB IFM's facility in San Diego, CA.

Delivery Dates(s):
___________________________________________________

Terms of Sale: 50% with submission of purchase order; 50% due upon completion of manufacturing, unless otherwise specified _________________________________

Purchase Order Number:

Date of Purchase Order:










LICENSE AGREEMENT
Page 6 of 10
                            EXHIBIT B

                  DISPUTE RESOLUTION AGREEMENT

     THIS DISPUTE RESOLUTION AGREEMENT ("Dispute Resolution
Agreement") is entered into and effective as of February 14, 2000 by and between David R. Mortenson & Associates, a Texas general partnership, and Texas E-Solutions Inc., a Nevada corporation.

1. INTENT OF PARTIES. The parties desire to establish a quick, final and binding out-of-court dispute resolution procedure to be followed in the unlikely event any dispute arising out of or related to the Manufacturing Agreement dated February 14, 2000 between the parties ("Agreement"). As used in this Dispute Resolution Agreement, the term "dispute" is used in its broadest and most inclusive sense and shall include, without limitation, any disagreement, controversy, claim, or cause of action between the parties arising out of, related to, or involving the Agreement or the transactions evidenced by the Agreement
     (collectively "Dispute").

2. NEGOTIATION. It is the intent of the parties that any Dispute be resolved informally and promptly through good faith negotiation between the parties. Therefore, in the event of a Dispute between the parties, the following will apply

     A. Correspondence. Either party may initiate negotiation proceedings by writing a certified or registered letter, return receipt requested, to the other party referencing this Dispute
          Resolution Agreement, setting forth the particulars of the Dispute, the term(s) of the Agreement involved and a suggested resolution of the problem. The recipient of the letter must respond within ten (10) days after its receipt of the letter with an explanation and response to the proposed solution.

     B. Meeting. If correspondence does not resolve the Dispute, then the authors of the letters or their representatives shall meet on at least one occasion and attempt to resolve the matter.
          Such meeting shall occur not later than thirty (30) days from the parties' last correspondence. If the parties are unable to agree on the location of such a meeting, the meeting shall be held at DRM's offices. Should this meeting not produce a resolution of the matter, then either party may request mandatory mediation (as provided below) by written notice to the other party.

3.   MEDIATION

     A. Selection of Mediator. There shall be a single mediator. If the parties cannot agree upon an acceptable mediator within ten (10) days of termination of the negotiation, each party shall select one mediator from a list of not less than five (5) mediators provided by the other party. These two mediators shall select a third mediator who shall serve as the sole mediator.



LICENSE AGREEMENT
Page 7 of 10
     B. Subject to the availability of the mediator, the mediation shall occur not more than thirty
          (30) days after the request for mediation. The mediation shall be held in Houston, Texas.
          The cost of mediation shall be borne equally by the parties. The mediation process shall continue until the Dispute (or any part thereof) is resolved or until such time as the mediator makes a finding that there is no possibility of resolution short of referring the parties to final and binding arbitration.

4. FINAL AND BINDING ARBITRATION. Should any Dispute (or part thereof) remain between the parties after completion of the negotiation and mediation process set forth above, such Dispute shall be submitted to final and binding arbitration in Houston, Texas. The arbitration shall be governed by the laws of the State of Texas and the following provisions, which shall supersede the Texas rules of civil procedure in the event of any inconsistency:

     A. Selection of Arbitrator(s). There shall be a single arbitrator, except in the case where the amount in dispute exceeds $100,000, in which case there shall be three arbitrators. If the parties cannot agree upon acceptable arbitrator(s) within ten (10) days of the termination of the mediation, each party shall select one arbitrator from a list of not less than five (5) arbitrators provided by the other party. These two arbitrators shall select a third arbitrator who shall serve as the sole arbitrator or the third arbitrator, as the case may be. The determination of a majority of the arbitrators or the sole arbitrator, as the case may be, shall be conclusive upon the parties and shall be non-appealable.

     B. Discovery. No discovery shall be permitted, absent a showing of good cause. Any discovery request should be reviewed with the knowledge that this dispute resolution process was mutually agreed upon and bargained for by the parties with the intent to provide a cost-effective and timely method of resolving disputes. Any discovery granted by the arbitrator should be limited to that necessary to protect the minimum due process rights of the parties.

     C. Equitable Remedies. Any party shall have the right to seek a temporary restraining order, preliminary or permanent injunction or writ of attachment, without waiving the negotiation, mediation and arbitration provision hereof. Any other form of equitable or provisional relief and all substantive matters relating to the Dispute shall be determined solely by the arbitrator(s).

     D. Attorney's Fees; Arbitration Costs. Each party may be represented by an attorney or other representative selected by the party. The costs of the arbitration shall be borne equally by the parties. Each party shall bear its own attorneys'/representatives' fees and costs;
          provided that if the arbitrator(s) find either party has acted in bad faith, the arbitrator(s) shall have discretion to award attorneys' fees to the other party.

     E. Scope of Arbitration; Limitation on Powers of Arbitrator(s); Applicable Law. No party may raise new claims against the other party in the arbitration not raised in the mediation. The arbitrator(s) shall have the power to resolve all Disputes between the parties. The arbitrator(s) shall not have the power to award treble, punitive or exemplary damages and the parties hereby waive their right to receive treble, punitive or exemplary damages, to the extent permitted by law. The arbitrator(s) shall apply the law of the State of Texas, or federal law, in those instances in which federal law applies.


LICENSE AGREEMENT
Page 8 of 10
     F. Designation of Witnesses/Exhibits; Duration of Arbitration Process; Written Decision. At least thirty (30) days before the arbitration is scheduled to commence, the parties shall exchange lists of witnesses and copies of all exhibits intended to be used in arbitration. The arbitration shall be completed within 90 days of the selection of the first arbitrator. The arbitrator(s) shall render a written decision, which contains findings of fact and conclusions of law, within 30 days of the conclusion of the arbitration and shall specify a time within which the award shall be performed. Judgment upon the award may be entered in any court of competent jurisdiction.

5.    MISCELLANEOUS

     A. Enforcement of Negotiation/Mediation Provisions. If a party demanding such compliance with this Agreement obtains a court order directing the other party to comply with this Dispute Resolution Agreement, the party demanding compliance shall be entitled to all of its reasonable Attorneys' fees and costs in obtaining such order, regardless of which party ultimately prevails in the matter.

     B.   Severability. Should any portion of this Dispute
          Resolution Agreement be found to be
          invalid or unenforceable, such portion will be severed from this Dispute Resolution
          Agreement, and the remaining portions shall continue to be enforceable unless to do so would materially alter the effectiveness of this Dispute Resolution Agreement in achieving the stated intent of the parties.

     C. Confidentiality. The parties agree that they will not disclose to any third party that (1) they are engaged in the dispute resolution process described herein, (2) the fact of, nature or amount of any compromise resulting herefrom, or (3) the fact of, nature or amount of any arbitration award. This confidentiality obligation shall not extend to the party's employees, spouses, accountant, bankers, attorneys or insurers or in the event that disclosure is otherwise required by law.

     D. Time to Initiate Claims. An aggrieved party must mail and the other party must receive the correspondence which initiates negotiation proceedings in connection with a Dispute as specified in Paragraph 2 (A) (1) within one (1) year of the date the aggrieved party first has, or with the exercise of reasonable diligence should have had, knowledge of the event(s) giving rise to the Dispute (the "One Year Statute of Limitations"). No Dispute may be raised under this Dispute Resolution Agreement after the expiration of the One
          Year Statute of Limitations.

     E. Entire Agreement. These dispute resolution provisions express the entire agreement of the parties and there are no other agreements, oral or written, concerning dispute resolution, except as provided herein. Any ambiguity in the provisions hereof shall not be construed against the drafter. This Dispute Resolution Agreement may only be modified in a writing signed by both parties.

     F Successors. This Dispute Resolution Agreement is binding upon and inures to the benefit of the parties, their agents, heirs, assigns, successors-in-interest, and any person, firm or organization acting for or through them.


LICENSE AGREEMENT
Page 9 of 10
     G. Venue and Jurisdiction. Venue and exclusive jurisdiction for any action arising out of or related to this Dispute Resolution Agreement
          (including, but not limited to, equitable actions contemplated by Section 4 (C) and actions brought to enforce or interpret this Dispute Resolution Agreement) shall be in the state courts for the County of Harris, Texas, or the federal court for the Southern District of Texas.

     H. Notice. Any notice or communication required to be given hereunder shall be in writing and shall be mailed via the United States Postal Service by Certified Mail or Registered
          Mail, Return Receipt Requested, or by Federal Express or other overnight courier which can document delivery, to the address of the party to be served as shown below (or such other address as the party shall from time to time notify. Such notice shall be deemed to have been served at the time when the same is received by the party being served.

          David R. Mortenson & Assoc.:       David R. Mortenson,
                                   Gen. Partner
                                   P.O. Box 5034
                                   Alvin TX 77512-5034
                                   Fax: 281-388-1047
                                   Phone: 281-331-5580

          Texas E-Solutions Inc.:            J. P. Beehner
                                   3030 FM 518 Apt 221
                                   Pearland, TX 77584-7817
                                   Fax: 281-331-9442
                                   Phone: 713-436-2787

     I. Acknowledgment of Legal Effect of this Dispute Resolution Agreement. By signing this
          Dispute Resolution Agreement, the parties acknowledge that they are giving up any rights they may possess to have Disputes litigated in a court and are hereby waiving the right to a trial by jury. The parties further acknowledge that they are agreeing to a one year statute of limitations regarding all Disputes and that they are giving up their judicial rights to discovery and to appeal, unless such rights are specifically set forth above. The parties acknowledge that if they refuse to submit to the provisions of this Dispute Resolution Agreement they may be compelled to do so. The parties acknowledge that they have had the opportunity to consult counsel regarding the meaning and legal effect of this Dispute Resolution Agreement and enter into it knowingly and voluntarily.

     IN WITNESS WHEREOF, the parties have entered into this Dispute Resolution Agreement as of the date first above written.

TEXAS E-SOLUTIONS INC.        DAVID R. MORTENSON &
                              ASSOCIATES
A NEVADA CORPORATION          A TEXAS GENERAL PARTNERSHIP


By:
                              By:
     J. P. Beehner, President      David R. Mortenson,
                                   General Partner





LICENSE AGREEMENT
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